June 7, 2005
To All Shareholders:
                                                             President Fujio Cho
                                                        TOYOTA MOTOR CORPORATION
                                    1, Toyota-cho, Toyota City, Aichi Prefecture

     Notice of Convocation of FY2005 Ordinary General Shareholders' Meeting
      (Unless otherwise stated, all financial information has been prepared in accordance with generally accepted accounting principles in Japan)
        English translation from the original Japanese-language document

Dear Shareholder,

Please refer to the following for information about the upcoming FY2005 Ordinary General Shareholders' Meeting. We hope that you will be able to attend this meeting.

If you are unable to attend the meeting, it would be appreciated if you could find the time from your busy schedule to vote "yes" or "no" on the enclosed ballot form, sign the form, and return it to us after reviewing the enclosed documents no later than Wednesday, June 22, 2005. Thank you very much for your cooperation.


1.   Date and time: 10:00 a.m., Thursday, June 23, 2005

2.   Venue:         Toyota Head Office, 1, Toyota-cho, Toyota City, Aichi
                    Prefecture

3.   Meeting Agenda
       Reports:

          Report1: Reports on business report, unconsolidated balance sheet and statement of income for the FY2005 term (April 1, 2004 through March 31, 2005)

          Report2: Reports on consolidated balance sheet and statement of income for the FY2005 term (April 1, 2004 through March 31, 2005) and report by accounting auditors and board of corporate auditors on the audit results of the consolidated financial statements.

       Resolutions:
       [Resolutions 1 to 6 Proposed by the Company]
          Proposed Resolution 1:  Approval of Proposed Appropriation of Retained
                                  Earnings for the FY2005 Term
          Proposed Resolution 2:  Election of 26 Directors
          Proposed Resolution 3:  Election of one (1) Corporate Auditor
          Proposed Resolution 4:  Issue of Stock Acquisition Rights without
                                  Consideration to Directors, Managing Officers and Employees, etc., of Toyota Motor Corporation and its Affiliates A summary of this resolution appears among the "Reference Documents Pertaining to Exercise of Voting Rights," on pages 40 - 42 to follow.
          Proposed Resolution 5:  Repurchase of Shares A summary of this resolution appears among the "Reference
                                  Documents Pertaining to Exercise of Voting
                                  Rights," on page 43 to follow.
          Proposed Resolution 6:  Award of Bonus Payments to Retiring Directors

       [Resolutions 7 to 8 Proposed by Shareholders]
          Proposed Resolution 7:  Amendment of the Articles of Incorporation
                                  (Part 1) A summary of this resolution appears among the "Reference Documents Pertaining to Exercise of Voting Rights," on pages 45 - 46 to follow.
          Proposed Resolution 8:  Amendment of the Articles of Incorporation
                                  (Part 2) A summary of this resolution appears among the "Reference Documents Pertaining to Exercise of Voting Rights," on page 46 to follow.


Note: If you attend the meeting in person, please submit the enclosed voting ballot to the reception desk as your admission pass.

(Attachment)

                                 Business Report
        (Fiscal Year under review: April 1, 2004 through March 31, 2005)

1. Outlook on Operation

(1) Progress and Achievement in Operation

Taking a broad look at the economic environment for the fiscal year ended March 2005, the domestic economy has shown signs of moderate recovery, including improvement in corporate profitability and the employment environment. Overseas economies were generally strong, with increases in capital investments and personal consumption in the United States of America, and continuous high rates of economic growth in Asian countries.

Given this kind of economic environment, Toyota Motor Corporation ("TMC") has been making an effort to develop attractive products in order to satisfy its customers worldwide.

During FY2005, Toyota released the Mark X, a new model of luxury sedan, a completely redesigned version of the Mark II which has long been a favorite of Toyota customers. Toyota also redesigned the Crown Majesta, the top model in the Toyota brand, and the Vitz, in an effort to create the next-generation standard for compact cars. In addition, Toyota launched the Isis, a seven-passenger minivan that features outstanding utility and the Passo, a compact car developed jointly with Daihatsu Motor Co., Ltd. Toyota also integrated its Vista and Netz sales channels to create the new Netz dealership network under our theme "the Twenty-first century Channel" that aims to provide customers with new value.

As a result of the active introduction of new products and the strong sales efforts of domestic dealers, domestic vehicle sales increased by 40 thousand units (or 2.3%) to 1,805 thousand units in FY2005 compared with FY2004. The domestic market share, excluding mini-vehicles, rose to 44.5% in FY2005. Meanwhile, vehicle exports increased by 122 thousand units (or 6.6%) to 1,982 thousand units.

With respect to TMC's overseas activities, production of IMV Project vehicles including the Hilux VIGO which is produced in Thailand, started in six countries. The IMV Project creates high quality and comfortable vehicles at an affordable price. In North America, production of the Tacoma pickup truck started in Mexico, and in Europe, Toyota began joint production of the Toyota AYGO with (Peugeot Citroen Automobiles SA) in the Czech Republic. In China, Toyota worked to expand its business with the start of production of the Crown by Tianjin FAW Toyota Motor Co., Ltd and the establishment of a joint venture with Guangzhou Automobile Group to produce and sell vehicles. Through such active business operations, TMC's overseas production output during FY2005 reached a record high of 3,127 thousand units, increasing by 388 thousand units (or 14.2%), compared with FY2004.

As a result of this global development of business, the total number of Toyota vehicles sold worldwide reached a record high of 6,799 thousand, with an increase of 529 thousand units(or 8.4%), compared to the previous fiscal year. In North America, Toyota launched the new Scion throughout the United States to target the youth segment, helping spur sales to 2,337 thousand units, while in Europe vehicle sales reached 942 thousand units, both achieving new record highs.

In order to respond to the diversified automobile needs of customer, TMC is actively developing businesses in such field as financial services and information and telecommunications. With regard to financial services, we have expanded business as a stable source of revenues for the automobile business by expanding the number of countries with bases of operations to 30. In the telecommunications field, Toyota has expanded basic G-BOOK services, which are information network services that provide customers with security and comfort in the use of automobiles. In the housing business, Toyota launched new Since Cada homes and reinforced marketing foundations, and sales increased to 4,392 units, a new record high.

Environmental activities remain a priority management issue, and Toyota is working to reduce substances of concern in all stages of the vehicle lifecycle, from production to use, disposal, and recycling. Following the Prius, Toyota launched the new Harrier Hybrid and Kluger Hybrid. Global sales of hybrid vehicles this fiscal year reached 146 thousand units and cumulative sales exceeded 360 thousand units. Toyota has positioned the hybrid system as a core environmental technology and will continue to enhance its lineup of hybrid products in the future.

Due to TMC's strong sales initiatives, net sales have increased to 9,218.3 billion yen, by 254.6 billion yen (or 2.8%) compared to FY 2004. With respect to income, despite improvement in efficiency throughout management and Toyota's earnest effort to reduce costs, the impact of appreciation of the yen and other factors resulted in ordinary income of 856.2 billion yen, down 59.5 billion yen (6.5%) from FY2004 and net income in FY2005 decreased to 529.3 billion yen, by
52.1 billion yen (or 9.0%) compared to FY2004.

[Breakdown of Unconsolidated Net Sales]

                                                                                                     Unit: million yen
---------------------------------===================------------------------------------------------------------------
                                        FY2005               FY2004
                                 (April 2004 through   (April 2003 through               Increase (Decrease)
                                     March 2005)           March 2004)
                                                                                                        [Percent of
                                                                                                           changes]
----------------------------------------------------------------------------------------------------------------------

                      Domestic          3,122,839             3,103,190              19,649                 [0.6]
                    --------------------------------------------------------------------------------------------------

     Vehicles          Export           4,061,132             3,925,151             135,981                 [3.5]
                    --------------------------------------------------------------------------------------------------

                       Total            7,183,972             7,028,341             155,631                 [2.2]
----------------------------------------------------------------------------------------------------------------------
Parts & components
   for overseas        Export             831,438               828,088               3,350                 [0.4]
    production
----------------------------------------------------------------------------------------------------------------------

                      Domestic            366,936               340,440              26,496                 [7.8]
                    --------------------------------------------------------------------------------------------------

       Parts           Export             206,256               198,294               7,962                 [4.0]
                    --------------------------------------------------------------------------------------------------

                       Total              573,193               538,734              34,459                 [6.4]
----------------------------------------------------------------------------------------------------------------------

                      Domestic            165,141               149,511              15,630                [10.5]
                    --------------------------------------------------------------------------------------------------

      Others           Export             464,640               419,035              45,605                [10.9]
                    --------------------------------------------------------------------------------------------------

                       Total              629,781               568,547              61,234                [10.8]
----------------------------------------------------------------------------------------------------------------------

                      Domestic          3,654,917             3,593,141              61,776                 [1.7]
                    --------------------------------------------------------------------------------------------------

    Grand total        Export           5,563,468             5,370,570             192,898                 [3.6]
                    --------------------------------------------------------------------------------------------------

                       Total            9,218,386             8,963,712             254,674                 [2.8]
---------------------------------===================------------------------------------------------------------------


While company-wide efforts were made to improve capital investment efficiency, as a result of investments in developing new technologies and new products, and continued development of our business foundations in anticipation of future expansion in production and sales globally, capital investments for FY2005 amounted to 290.7 billion yen.

(2) Trends in Unconsolidated Income and Assets

                                                                        Unit: million yen unless otherwise noted
     -----------------------------------------------------------------------------------------------------------
                                   FY2002               FY2003               FY2004               FY2005
                                 (April 2001     (April 2002 through  (April 2003 through  (April 2004 through
                                   through           March 2003)          March 2004)          March 2005)
                                 March 2002)
     -----------------------------------------------------------------------------------------------------------
      Net sales                   8,284,968            8,739,310            8,963,712            9,218,386
     -----------------------------------------------------------------------------------------------------------
      Ordinary income               768,920              892,676              915,728              856,231
     -----------------------------------------------------------------------------------------------------------
      Net income                    470,239              634,059              581,470              529,329
     -----------------------------------------------------------------------------------------------------------
      Net income per share           130.40               178.12               171.08               160.38
                      (yen)
     -----------------------------------------------------------------------------------------------------------
      Net assets                  5,662,158            5,703,321            5,984,675            6,057,810
     -----------------------------------------------------------------------------------------------------------
      Total assets                8,467,930            8,592,823            8,817,164            9,070,991
     -----------------------------------------------------------------------------------------------------------

     Notes:
     1. Effective from FY2003, TMC adopted "Accounting Standards for Earnings per Share" and calculates "Net income per share." As a result of the adoption, "Net income per share" decreased by 5.57 yen per share compared to the previous calculation. Up to FY2002, "Net income per share" was calculated based on the number of shares issued at the fiscal year-end (for FY2002, the total number of shares excluding treasury stock).
     2. As for FY2003, TMC accounted for 162,457 million yen as "Gains on return of the substitutional portion of employee pension fund" in "Extraordinary gains." As a result, "Net income" increased by 95,395 million yen.
     3. As for FY2004, TMC accounted for 23,231 million yen as "Losses on returned assets of substitutional portion of employee pension fund" in "Extraordinary losses." As a result, "Net income" decreased by 13,957 million yen.
     4. Effective from FY2005, Toyota adopted the accounting standards on Impairment of Fixed Assets. As a result of the adoption, Toyota accounted for 24,996 million yen as "Extraordinary Losses", and "Net Income" decreased by the same amount.

(3) Issues for TMC

Although we anticipate moderate growth in the global economy, there are various factors adding to instability, including concerns about future developments in the U.S. economy, financial tightening policies in China, and the dramatic increase in oil prices. In Japan, the economy continues to recover, but increases in prices for raw materials and fluctuations in exchange rates continue to prevent us from being optimistic. In addition, automobile manufacturers around the world are introducing new models and reinforcing their development of next-generation technologies in response to energy issues and global warming, resulting in keen global competition.

The entire Toyota group will work together to address the following issues in order to come out on top of this fierce competition and for our continuous growth in the future.

We introduce the Lexus Brand in Japan, which has been currently marketed in more than 60 countries around the world, to establish Lexus as a global premium brand for the twenty-first century. Toyota has also started on a number of priority projects including the construction of new plants in the United States (Texas), Russia, and Thailand. In the rapidly growing Chinese market, where various auto manufactures are quickly expanding their operations, Toyota is developing integrated structures in conjunction with procurement, production, and sales divisions.

As medium- to long-term strategies, first of all, Toyota anticipates customer need and continues providing appealing products that are highly advanced, innovative, and feature superior styling. Toyota also continues to focus on the development of vehicle safety technologies and their incorporation into products. Second, Toyota has adopted the fourth Toyota Environmental Action Plan as one of the medium- to long-term plans looking ahead to 2010. Under this plan, Toyota is reinforcing and expanding on a global scale its responses to issues including global warming, hazardous material management, and recycling. Third, in addition to maintaining the world's highest levels of quality and reinforcing cost competitiveness, Toyota is working to increase overall group capabilities, develop optimal global business structures, and pursue compatibility between growth and efficiency. Finally, based on the idea that the source of corporate competitiveness is human resource development, Toyota is promoting the development of highly creative human resources who can pass on Toyota's technologies and skills to the next generation.

By addressing these issues, Toyota will seek increases in shareholder value and work to become a company that can successfully compete on a global scale and continue to grow in the 21st century.

In addition, we reaffirm our commitment to corporate ethics, including strict compliance with laws and regulations, and seek to become a global corporation, with sincerity and humility, that contributes to the development of a prosperous society and is trusted around the world.

We thank our shareholders for their continuing support.

2. Company Outline (as of March 31, 2005)

(1)  Main Business

     ---------------------------- -------------------------------------------------------------------
              Business                                       Main products
     ---------------------------- -------------------------------------------------------------------
                                  Century, Celsior, Crown, Brevis, Progres, Windom, Mark X, Camry,
                                  Premio, Allion, Altezza, Avensis, Prius, Corolla, Platz, Soarer,
                 Passenger        Celica, MR-S, Opa, Allex, Raum, Porte, FunCargo, bB, WiLL CYPHA,
                 car              ist, Vitz, Passo, Mark II Blit, Caldina, Succeed Wagon, Probox
                                  Wagon, Estima, Estima Hybrid, Isis, Ipsum, WISH, SIENTA, Alphard,
                                  Alphard Hybrid, Hiace Wagon, Noah, Voxy, Land Cruiser Wagon,
                                  Hilux Surf, Harrier, Harrier Hybrid, Kluger, Kluger Hybrid, RAV4,
     Auto-                        Cami, Volkswagen vehicles, etc.
     mobile      ---------------- -------------------------------------------------------------------
                 Truck and        Succeed Van, Probox Van, Hiace, Regiusace Van, Townace, Liteace,
                 bus              Dyna, Toyoace, Land Cruiser, Coaster, etc.
                 ---------------- -------------------------------------------------------------------
                 Parts &          Various units and parts for overseas production
                 components
                 for overseas
                 production
                 ---------------- -------------------------------------------------------------------
                 Parts            Various maintenance parts for both domestic and overseas use
     ---------------------------- -------------------------------------------------------------------
                                  Espacio GX, Espacio GR, Espacio EF Urban Wind, Espacio EF, Espacio
                                  EF Tradage, Since AIII, Since BIII, Since AII, Since Raison,
                 Housing          Since Cada, Since Oak 21, Since Oak 21-W, Since Smart Stage-f,
                                  Since Smart Stage-L, Since Smart Stage, Vie a, Vie a mia casa, Vie a Tradage
     ---------------------------- -------------------------------------------------------------------

(2) Main Sites and Plants

     Head Office:         1, Toyota-cho, Toyota City, Aichi Prefecture
     Tokyo Head Office:   1-4-18, Koraku, Bunkyo-ku Tokyo

     -------------------------------- ------------------------ ------------------------------ ------------------------
                  Name                       Location                      Name                      Location
     -------------------------------- ------------------------ ------------------------------ ------------------------
     Nagoya Office                    Aichi Prefecture         Tokyo Design Research &        Tokyo
                                                               Laboratory
     -------------------------------- ------------------------ ------------------------------ ------------------------
     Osaka Office                     Osaka Prefecture         Nisshin Training Center        Aichi Prefecture
     -------------------------------- ------------------------ ------------------------------ ------------------------
     Honsha Plant                     Aichi Prefecture         Nagoya Wharf Center            Aichi Prefecture
     -------------------------------- ------------------------ ------------------------------ ------------------------
     Motomachi Plant                  Aichi Prefecture         Tobishima Center               Aichi Prefecture
     -------------------------------- ------------------------ ------------------------------ ------------------------
     Kamigo Plant                     Aichi Prefecture         Tokai Center                   Aichi Prefecture
     -------------------------------- ------------------------ ------------------------------ ------------------------
     Takaoka Plant                    Aichi Prefecture         Haruhi Parts Center            Aichi Prefecture
     -------------------------------- ------------------------ ------------------------------ ------------------------
     Miyoshi Plant                    Aichi Prefecture         Inazawa Parts Center           Aichi Prefecture
     -------------------------------- ------------------------ ------------------------------ ------------------------
     Tsutsumi Plant                   Aichi Prefecture         Oguchi Parts Center            Aichi Prefecture
     -------------------------------- ------------------------ ------------------------------ ------------------------
     Myochi Plant                     Aichi Prefecture         Kamigo Logistics Center        Aichi Prefecture
     -------------------------------- ------------------------ ------------------------------ ------------------------
     Shimoyama Plant                  Aichi Prefecture         Tobishima Logistics Center     Aichi Prefecture
     -------------------------------- ------------------------ ------------------------------ ------------------------
     Kinuura Plant                    Aichi Prefecture         Kasugai Housing Works          Aichi Prefecture
     -------------------------------- ------------------------ ------------------------------ ------------------------
     Tahara Plant                     Aichi Prefecture         Tochigi Housing Works          Tochigi Prefecture
     -------------------------------- ------------------------ ------------------------------ ------------------------
     Teiho Plant                      Aichi Prefecture         Yamanashi Housing Works        Yamanashi Prefecture
     -------------------------------- ------------------------ ------------------------------ ------------------------
     Hirose Plant                     Aichi Prefecture         Taiwan Office                  Taipei, Taiwan
     -------------------------------- ------------------------ ------------------------------ ------------------------
     Higashi-Fuji Technical Center    Shizuoka Prefecture      China Office                   Beijing, China
     -------------------------------- ------------------------ ------------------------------ ------------------------
     Shibetsu Proving Ground          Hokkaido
     -------------------------------- ------------------------

(3) Status of shares

1. Total number of shares authorized                        9,740,185,400 shares

2. Total number of shares issued                            3,609,997,492 shares

3. Number of shareholders                                                352,029

4. Major Shareholders (top 10)

                                                                       (unit: thousands of shares otherwise noted)
     -------------------------------------- ------------------- ---------------- ---------------- ----------------
                     Name                        Number of         Ownership         Toyota's         Toyota's
                                               Toyota shares     interest ratio        share          Ownership
                                                   held                (%)           holdings      interest ratio
                                                                                                         (%)
     -------------------------------------- ------------------- ---------------- ---------------- ----------------
       Japan Trustee Services Bank, Ltd.         278,283             7.71               -                -
     -------------------------------------- ------------------- ---------------- ---------------- ----------------
     The Master Trust Bank of Japan, Ltd.        243,232             6.74               -                -
     -------------------------------------- ------------------- ---------------- ---------------- ----------------
         Toyota Industries Corporation           196,725             5.45            76,600            23.51
     -------------------------------------- ------------------- ---------------- ---------------- ----------------
           Nippon Life Insurance Co.             130,831             3.62               -                -
     -------------------------------------- ------------------- ---------------- ---------------- ----------------
      Trust & Custody Services Bank, Ltd.        107,357             2.97               -                -
     -------------------------------------- ------------------- ---------------- ---------------- ----------------
              Shinsei Bank, Ltd.                 100,506             2.78               -                -
     -------------------------------------- ------------------- ---------------- ---------------- ----------------
      State Street Bank and Trust Company         97,729             2.71               -                -
     -------------------------------------- ------------------- ---------------- ---------------- ----------------
         Tokio Marine and Nichido Fire            83,821             2.32               -                -
              Insurance Co., Ltd.
     -------------------------------------- ------------------- ---------------- ---------------- ----------------
      Mitsui Sumitomo Insurance Co., Ltd.         71,166             1.97            15,410            1.02
     -------------------------------------- ------------------- ---------------- ---------------- ----------------
               Hero and Company                   70,021             1.94               -                -
     -------------------------------------- ------------------- ---------------- ---------------- ----------------

      Notes:
      1.In addition to the above, TMC owns 341,918 thousand treasury stocks. 2.TMC owns 6 thousand shares (or 0.36%) of Millea Holdings, Inc., a holding company of Tokio Marine and Nichido Fire Insurance Co., Ltd. 3.Hero and Company is a nominee of The Bank of New York, the trustee organization of the TMC's American Depository Receipt (ADR).

(4) Repurchase, disposal and holding of shares

1. Shares repurchased

 ------------------------------------------------------ ------------------------
 Common shares                                               63,201,678 shares
 ------------------------------------------------------ ------------------------
 Total value of shares repurchased                         266,717,500,760 yen
 ------------------------------------------------------ ------------------------

2. Disposed Shares

 ------------------------------------------------------ ------------------------
 Common shares                                                  810,300 shares
 ------------------------------------------------------ ------------------------
 Total value of reissued shares                              2,426,996,400 yen
 ------------------------------------------------------ ------------------------

3. Shares for which retirement procedures were implemented

   Not applicable.

4. Shares held at the end of the fiscal year
 ------------------------------------------------------ ------------------------
 Common shares                                              341,918,553 shares
 ------------------------------------------------------ ------------------------


(5) Status of Employees

  --------------------------------------------------- ------------ -------------------------
  Number of employees (changes from end of prior FY)  Average age  Average length of service
  --------------------------------------------------- ------------ -------------------------
                      78,544 (+ 3,755)                    36.7            14.8 years
  --------------------------------------------------- ------------ -------------------------

(6) Main Subsidiaries and Others

1. Status of main subsidiaries

----------------------------------------------- -------------------- ------------ ------------------------------------
                                                                         TMC
                 Company Name                       Capital/          ownership              Main Business
                                                  subscription        interest
                                                                        ratio
----------------------------------------------- -------------------- ------------ ------------------------------------
                                                       million yen           %
Toyota Financial Services Corporation                       78,525        100.00   Management of domestic and
                                                                                   overseas financial companies
Hino Motors, Ltd.                                           72,717         50.21*  Manufacture and sales of
                                                                                   automobiles
Toyota Motor Kyushu, Inc.                                   45,000        100.00   Manufacture and sales of
                                                                                   automobile bodies
Daihatsu Motor Co., Ltd.                                    28,404         51.32*  Manufacture and sales of
                                                                                   automobiles
Toyota Finance Corporation                                  16,500        100.00*  Finance of automobile sales,
                                                                                   card business
Toyota Auto Body Co., Ltd.                                  10,371         56.08*  Manufacture and sales of
                                                                                   automobile bodies
Toyota Administa Corporation                                 8,820        100.00   Administration of dealers in the
                                                                                   Tokyo region
Tokyo Toyo-pet Motor Sales Co., Ltd.                         7,822        100.00*  Sales of automobiles
Kanto Auto Works, Ltd.                                       6,850         50.46*  Manufacture and sales of
                                                                                   automobile bodies
----------------------------------------------- -------------------- ------------ ------------------------------------
                                                   Currencies in
                                                     thousands
Toyota Motor Manufacturing North America, Inc.       USD 1,958,949        100.00*  Management of manufacturing
                                                                                   subsidiaries in North America
Toyota Motor Manufacturing, Kentucky, Inc.           USD 1,180,000        100.00*  Manufacture and sales of
                                                                                   automobiles
Toyota Motor North America, Inc.                       USD 933,600        100.00   Public relations, and surveys of
                                                                                   overall North America
Toyota Motor Credit Corporation                        USD 915,000        100.00*  Finance of automobile sales
Toyota Motor Manufacturing, Indiana, Inc.              USD 620,000        100.00*  Manufacture and sales of
                                                                                   automobiles
Toyota Motor Sales, U.S.A., Inc.                       USD 365,000        100.00*  Sales of cars
Toyota Motor Manufacturing Canada Inc.                 CAD 680,000        100.00   Manufacture and sales of
                                                                                   automobiles
Toyota Credit Canada Inc.                               CAD 60,000        100.00*  Finance of automobile sales
Toyota Motor Europe S.A./N.V.                        EUR 2,588,845        100.00   Public relations of overall Europe
Toyota Motor Engineering Manufacturing Europe        EUR 2,028,462        100.00*  Management of manufacturing
S.A./N.V.                                                                          subsidiaries in Europe
Toyota Motor Marketing Europe S.A./N.V.                EUR 961,788        100.00*  Sales of automobiles
Toyota Motor Italia S.p.A.                              EUR 38,958        100.00*  Sales of automobiles
Toyota Kreditbank G.m.b.H.                              EUR 30,000        100.00*  Finance of automobile sales
Toyota Deutschland G.m.b.H.                              EUR 5,726        100.00*  Sales of automobiles
Toyota France S.A.                                       EUR 2,123        100.00*  Sales of automobiles
Toyota Motor Finance (Netherlands) B.V.                    EUR 908        100.00*  Finance of overseas TMC related
                                                                                   companies
Toyota Financial Services (UK) PLC                      GBP 94,000        100.00*  Finance of automobile sales
Toyota (GB) PLC                                          GBP 2,600        100.00*  Sales of automobiles
Toyota Motor Corporation Australia Ltd.                AUD 481,100        100.00   Manufacture and sales of
                                                                                   automobiles
Toyota Finance Australia Ltd., etc.                    AUD 120,000        100.00*  Finance of automobile sales
Toyota Motor Asia Pacific Pte Ltd.                       SGD 6,000        100.00   Sales of cars
Toyota Motor Thailand Co., Ltd.                      THB 7,520,000         86.43   Manufacture and sales of
                                                                                   automobiles
Toyota South Africa Motors (Pty) Ltd.                       ZAR 50        100.00*  Manufacture and sales of
                                                                                   automobiles
----------------------------------------------- -------------------- ------------ ------------------------------------

Notes:
1.* Indicates that the ownership interest ratio includes such ratio of TMC subsidiaries.
2. The ownership interest ratios are calculated based on the total number of shares issued at the end of the fiscal year.

2. Status of main affiliates

---------------------------------------- ------------------- ------------------- --------------------------------------
                                                                     TMC
             Company Name                     Capital             ownership                 Main business
                                            subscription       interest ratio
---------------------------------------- ------------------- ------------------- --------------------------------------
                                            million yen                   %
Toyota Industries Corporation                    80,462              *23.73      Manufacture and sales of spinning
                                                                                 and weaving machines, industrial
                                                                                 vehicles, and automobiles
Aichi Steel Corp.                                25,016              *24.71      Manufacture and sales of specialty
                                                                                 steel and forged steel products
Toyoda Machine Works, Ltd.                       24,805              *23.75      Manufacture and sales of work
                                                                                 machine tools and automobile parts
Toyota Tsusho Corporation                        26,748              *23.34      Trading and export/import of various
                                                                                 products
Aisin Seiki Co., Ltd.                            45,049              *22.36      Manufacture and sales of automobiles
                                                                                 parts and household appliances
Denso Corporation                               187,456              *23.13      Manufacture and sales of automobile
                                                                                 parts
Toyota Boshoku Corporation                        8,400              *49.50      Manufacture and sales of automobile
                                                                                 parts
Toyoda Gosei Co., Ltd.                           28,027              *42.82      Manufacture and sales of automobile
                                                                                 parts
---------------------------------------- ------------------- ------------------- --------------------------------------

Notes:
1.* Indicates that the ownership interest ratio includes such ratio of TMC subsidiaries.
2. The ownership interest ratios are calculated based on the total number of shares issued at the end of the fiscal year.

3. Results of consolidation
  o TMC has 524 consolidated subsidiaries and there are 56 companies accounted for under the equity method.
  o Consolidated revenues for FY2005 were 18,551.5 billion yen and consolidated net income was 1,171.2 billion yen.
      (Note: Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.)

4. Status of business alliances
  o   October 1966      Reached business with Hino Motors, Ltd.
  o   November 1967     Reached business with Daihatsu Motor Co., Ltd.

5. Status of important joint ventures
  o   February 1984     Established New United Motor Manufacturing, Inc. for
                        joint production of passenger cars in the U.S. with GM.
  o   January 2002      Concluded a joint venture contract with Peugeot Citroen
                        Automobiles SA for joint production of compact cars.
  o   August 2002       Basic agreement signed with China FAW Group Corporation
                        regarding joint automobile operations in China.
  o   June 2004         Concluded a joint venture contract with Guangzhou
                        Automobile Group in order to produce and sell passenger cars in China.

6. Status of important sales alliances
  o   July 1991         Reached a basic agreement with Volkswagen AG and its
                        Japanese subsidiary for selling all VW vehicles in the Japanese market.

(7) Board of Directors and Corporate Auditors

---------------------- ------------------------------ ------------------------------------------------------------------
        Name                     Position                    Main areas of responsibility ( ) indicates position
---------------------- ------------------------------ ------------------------------------------------------------------
Hiroshi Okuda          *Chairman of the Board
---------------------- ------------------------------ ------------------------------------------------------------------
Kosuke Ikebuchi        *Vice Chairman
---------------------- ------------------------------ ------------------------------------------------------------------
Katsuhiro Nakagawa     *Vice Chairman
---------------------- ------------------------------ ------------------------------------------------------------------
Fujio Cho              *President
---------------------- ------------------------------ ------------------------------------------------------------------
Akihiko Saito          *Executive Vice President      Product Management Area / Research & Development Area / Quality
                                                      Area
---------------------- ------------------------------ ------------------------------------------------------------------
Ryuji Araki            *Executive Vice President      Corporate Planning Area / Research Area / Legal Area /
                                                      General Administration & Human Resources Area / Finance &
                                                      Accounting Area / Information Systems Area / Global Audit Div.
---------------------- ------------------------------ ------------------------------------------------------------------
Yoshio Ishizaka        *Executive Vice President      Overseas Operations Groups
---------------------- ------------------------------ ------------------------------------------------------------------
Kosuke Shiramizu       *Executive Vice President      Production & Transportation Area / Production Engineering Area /
                                                      TQM Promotion Area / Environmental Affairs Area
---------------------- ------------------------------ ------------------------------------------------------------------
Katsuaki Watanabe      *Executive Vice President      Business Development Area / IT & ITS Area / Housing Area /
                                                      Government & Public Affairs Area / Purchasing Area / Tokyo Head
                                                      Office / e-TOYOTA Area
---------------------- ------------------------------ ------------------------------------------------------------------
Kazushi Iwatsuki       *Executive Vice President      Domestic Sales Operations Area
---------------------- ------------------------------ ------------------------------------------------------------------
Yasuhito Yamauchi      Senior Managing Director       Production Engineering Group (Chief Production Engineering
                                                      Officer) / Manufacturing Group (Chief Manufacturing Officer) /
                                                      TQM Promotion Div.
---------------------- ------------------------------ ------------------------------------------------------------------
Takashi Kamio          Senior Managing Director       Government & Public Affairs Group (Chief Government & Public
                                                      Affairs Officer)
---------------------- ------------------------------ ------------------------------------------------------------------
Hiroyuki Watanabe      Senior Managing Director       IT&ITS Group (Chief IT&ITS Officer) / Quality Control Group
                                                      (Chief Quality Control Officer) / Environmental Affairs Div.
---------------------- ------------------------------ ------------------------------------------------------------------
Akio Matsubara         Senior Managing Director       General Administration & Human Resources Group (Chief General
                                                      Administration & Human Resources Officer) / Information Systems
                                                      Group (Chief Information Systems Officer) / BR Compliance
                                                      Support Dept. / Corporate Planning Div. / Research Div. /
                                                      Product Management Div. / Legal Div.
---------------------- ------------------------------ ------------------------------------------------------------------
Tokuichi Uranishi      Senior Managing Director       Overseas Planning Operations Group (Chief Overseas Planning
                                                      Operations Officer) / Europe & Africa Operations Group (Chief
                                                      Europe & Africa Operations Officer)
---------------------- ------------------------------ ------------------------------------------------------------------
Kazuo Okamoto          Senior Managing Director       Design Group (Chief Design Officer) / Product Development Group
                                                      (Chief Product Development Officer) / R&D Management Div. /
                                                      Technical Administration Div. / Toyota Technical Center, U.S.A.
                                                      Inc. / Intellectual Property Div. / Prototype Production Div. /
                                                      EQ Planning & Development Div. / Engineering Administration Div.
                                                      / Tokyo Engineering Div / Higashifuji Technical Administration
                                                      Div.
---------------------- ------------------------------ ------------------------------------------------------------------
Kyoji Sasazu           Senior Managing Director       Domestic Sales Operations Group (Chief Domestic Sales Operations
                                                      Officer)
---------------------- ------------------------------ ------------------------------------------------------------------
Mitsuo Kinoshita       Senior Managing Director       Business Development Group (Chief Business Development Officer)
                                                      / Purchasing Group (Chief Purchasing Officer) / Housing Group
                                                      (Chief Housing Officer)
---------------------- ------------------------------ ------------------------------------------------------------------
Yoshimi Inaba          Senior Managing Director       The Americas Operations Group (Chief The Americas Operations
                                                      Officer) / Oceania, Middle East & Southwest Asia Operations
                                                      Group (Chief Oceania, Middle East & Southwest Asia Operations
                                                      Officer) / Overseas Customer Service Operations Group (Chief
                                                      Overseas Customer Service Operations Officer)
---------------------- ------------------------------ ------------------------------------------------------------------
Takeshi Uchiyamada     Senior Managing Director       Production Control & Logistics Group (Chief Production Control &
                                                      Logistics Officer)
---------------------- ------------------------------ ------------------------------------------------------------------
Masatami Takimoto      Senior Managing Director       Power Train Development Group (Chief Power Train Development
                                                      Officer) / Fuel Cell System Development Group (Chief Fuel Cell
                                                      System Development Officer)
---------------------- ------------------------------ ------------------------------------------------------------------

---------------------- ------------------------------ ------------------------------------------------------------------
Akio Toyoda            Senior Managing Director       China Operations Group (Chief China Operations Officer) /
                                                      Oceania, Middle East & Southwest Asia Operations Group (Chief
                                                      Oceania, Middle East & Southwest Asia Operations Officer) /
                                                      e-TOYOTA Div. (General Manager) / Taiwan Office / China Office
---------------------- ------------------------------ ------------------------------------------------------------------
Tetsuo Hattori         Senior Managing Director       Vehicle Engineering Group (Chief Vehicle Engineering Officer) /
                                                      Future Project Div. / Motor Sports Div.
---------------------- ------------------------------ ------------------------------------------------------------------
Takeshi Suzuki         Senior Managing Director       Finance & Accounting Group (Chief Finance & Accounting Officer)
---------------------- ------------------------------ ------------------------------------------------------------------
Shoichiro Toyoda       Honorary Chairman and
                       Director
---------------------- ------------------------------ ------------------------------------------------------------------
Yukitoshi Funo         Director                       President of Toyota Motor Sales, U.S.A., Inc.
---------------------- ------------------------------ ------------------------------------------------------------------
Atsushi Niimi          Director                       President of Toyota Motor Manufacturing North America, Inc.
---------------------- ------------------------------ ------------------------------------------------------------------
Hideaki Miyahara       Full-time Corporate Auditor
---------------------- ------------------------------ ------------------------------------------------------------------
Yoshiro Hayashi        Full-time Corporate Auditor
---------------------- ------------------------------ ------------------------------------------------------------------
Chiaki Yamaguchi       Full-time Corporate Auditor
---------------------- ------------------------------ ------------------------------------------------------------------
Yasutaka Okamura       Corporate Auditor              Lawyer
---------------------- ------------------------------ ------------------------------------------------------------------
Hiromu Okabe           Corporate Auditor              Chairman and C.E.O. of Denso Corporation
---------------------- ------------------------------ ------------------------------------------------------------------
Yoichi Kaya            Corporate Auditor              Assistant Director of Research Institute of Innovative
                                                      Technology for the Earth
---------------------- ------------------------------ ------------------------------------------------------------------
Tadashi Ishikawa       Corporate Auditor              President of Toyota Industries Corporation
---------------------- ------------------------------ ------------------------------------------------------------------

Notes:
1. * Representative Director
2. Mr. Yasutaka Okamura, Mr. Hiromu Okabe, Mr Yoichi Kaya and Mr. Tadashi Ishikawa satisfy the qualifications of outside Corporate Auditors as provided in Article 18 Paragraph 1 of "Special Law of the Commercial Code Concerning the Audit, etc. of Stock Corporations (Kabushiki-Kaisha)."3. Senior Managing Director Zenji Yasuda, Senior Managing Director Teruyuki Minoura, Director Shuhei Toyoda, have resigned upon the expiration of their term of office following FY2004 Ordinary General Shareholders' Meeting on June 23, 2004.

(8) Compensation paid to directors and corporate auditors

-------------------- --------------- ---------------- ------------------------------------------------------------------
     Category            No. of        Amount paid                                 Remarks
                        persons       (million yen)
-------------------- --------------- ---------------- ------------------------------------------------------------------
Directors                    27              938      Directors' compensation: 130 million yen or less per month
-------------------- --------------- ---------------- Auditors' compensation: 13 million yen or less per month
Corporate Auditors            7              100      (Decided by resolution at an extraordinary general shareholders'
-------------------- --------------- ---------------- meeting held on May 13, 1982.)
Total                        34            1,039
-------------------- --------------- ---------------- ------------------------------------------------------------------

Notes:
1. The numbers of persons are as of the end of the fiscal year.
2. In addition to the above, the amounts indicated below were also paid.
     (1) Executive bonuses
         (decided by resolution at FY2004 Ordinary General Shareholders' Meeting held on June 23, 2004)
                        Directors                                598 million yen
                        Corporate Auditors                       50 million yen
     (2) Condolence money and retirement benefits paid to retiring directors (decided by resolution at FY2004 Ordinary General Shareholders' Meeting held on June 23, 2004)
                        Directors                              1,045 million yen
(9) Compensation to Accounting Auditor

1. Total compensation and other amounts paid by TMC and subsidiaries: 1,872 million yen
2. Total amount included in 1. above paid for auditing and certification of financial statements: 859 million yen
3. Total amount included in 2. above paid by TMC to accounting auditor: 346 million yen
   Note: The amount in 3. above includes compensation for audits performed in compliance with the Securities and Exchange Law and so on.

(10) Status of Stock Acquisition Rights

   1.  Stock Acquisition Rights Issued and Outstanding

     (1) Number of Stock Acquisition Rights issued:
          50,689 (The number of shares to be issued or transferred upon exercise of one Stock Acquisition Right is 100)

     (2) Type and Number of Shares to be Issued or Transferred upon Exercise of Stock Acquisition Rights
          5,068,900 shares of common stock of TMC

     (3) Issue Price of Stock Acquisition Rights
          No consideration shall be paid at the time of issuance of the Stock Acquisition Rights

   2. Stock Acquisition Rights Issued Under Especially Preferential Conditions to Persons Other Than Shareholders during the Last Fiscal Year

     (1) Number of Stock Acquisition Rights issued:
          20,210 (The number of shares to be issued or transferred upon exercise of one Stock Acquisition Right is 100)

     (2) Type and Number of Shares to be Issued or Transferred upon Exercise of Stock Acquisition Rights
          2,021,000 shares of common stock of TMC

     (3) Issue Price of Stock Acquisition Rights
          No consideration shall be paid at the time of issuance of the Stock Acquisition Rights

     (4) Amount to be Paid per share upon the Exercise of Stock Acquisition Rights 4,541.00 yen

     (5) Conditions of Exercise of Stock Acquisition Rights

         (i) The exercise period of the Stock Acquisition Rights is from August 1, 2006 to July 31, 2010.
         (ii)  No Stock Acquisition Right may be exercised partially.
         (iii) The grantees of the Stock Acquisition Rights must, at the time of exercise of such rights, be a Director, Managing Officer, an employee or in other similar position of the company at the time such right is granted, unless he/she voluntarily retires, retires due to attaining retirement age or change in employment, during the exercise period.
         (iv)  Stock Acquisition Rights may not be inherited.
         (v) Other exercise conditions shall be provided for in the contract of Grant of Stock Acquisition Rights between TMC and the grantees of the Stock Acquisition Rights.

     (6) Events and Conditions of Cancellation of Stock Acquisition Rights

         (i) Stock Acquisition Rights may be cancelled without consideration upon approval by a General Shareholders' Meeting of an agendum on a merger agreement in which TMC is a company to be dissolved, or an agendum on a share exchange agreement or a share transfer in or by which TMC will become a wholly-owned subsidiary of another company.

         (ii) TMC may cancel the Stock Acquisition Rights without consideration if a grantee of the Stock Acquisition Rights becomes no longer qualified to exercise such rights pursuant to the provision provided for in (iii) or (v) of (5) above.

     (7) Details of Preferential Conditions

         TMC will issue Stock Acquisition Rights without consideration to directors, managing officers and employees, etc., of TMC and its affiliates.

     (8) Names of Persons Granted and Number of Stock Acquisition Rights Granted

Directors of TMC

-----------------------------------------------------------     -------------------------------------------------------
              Name                    Number of Stock                        Name                  Number of Stock
                                     Acquisition Rights                                           Acquisition Rights
--------------------------------- -------------------------     ------------------------------- -----------------------
Hiroshi Okuda                               200                 Tokuichi Uranishi                        150
--------------------------------- -------------------------     ------------------------------- -----------------------
Kosuke Ikebuchi                             200                 Kazuo Okamoto                            150
--------------------------------- -------------------------     ------------------------------- -----------------------
Katsuhiro Nakagawa                          200                 Kyoji Sasazu                             150
--------------------------------- -------------------------     ------------------------------- -----------------------
Fujio Cho                                   200                 Mitsuo Kinoshita                         150
--------------------------------- -------------------------     ------------------------------- -----------------------
Akihiko Saito                               200                 Yoshimi Inaba                            150
--------------------------------- -------------------------     ------------------------------- -----------------------
Ryuji Araki                                 200                 Takeshi Uchiyamada                       150
--------------------------------- -------------------------     ------------------------------- -----------------------
Yoshio Ishizaka                             200                 Masatami Takimoto                        150
--------------------------------- -------------------------     ------------------------------- -----------------------
Kosuke Shiramizu                            200                 Akio Toyoda                              150
--------------------------------- -------------------------     ------------------------------- -----------------------
Katsuaki Watanabe                           200                 Tetsuo Hattori                           150
--------------------------------- -------------------------     ------------------------------- -----------------------
Kazushi Iwatsuki                            200                 Takeshi Suzuki                           150
--------------------------------- -------------------------     ------------------------------- -----------------------
Yasuhito Yamauchi                           150                 Shoichiro Toyoda                         200
--------------------------------- -------------------------     ------------------------------- -----------------------
Takashi Kamio                               150                 Yukitoshi Funo                           150
--------------------------------- -------------------------     ------------------------------- -----------------------
Hiroyuki Watanabe                           150                 Atsushi Niimi                            150
--------------------------------- -------------------------     ------------------------------- -----------------------
Akio Matsubara                              150
--------------------------------- -------------------------

Managing Officers of TMC

-----------------------------------------------------------     -------------------------------------------------------
              Name                    Number of Stock                        Name                  Number of Stock
                                     Acquisition Rights                                           Acquisition Rights
--------------------------------- -------------------------     ------------------------------- -----------------------
Hajime Wakayama                             100                 Mamoru Furuhashi                         100
--------------------------------- -------------------------     ------------------------------- -----------------------
Hiroshi Takada                              100                 Satoshi Ozawa                            100
--------------------------------- -------------------------     ------------------------------- -----------------------
Teiji Tachibana                             100                 Seichi Sudo                              100
--------------------------------- -------------------------     ------------------------------- -----------------------
Shinichi Sasaki                             100                 Yasuhiko Ichihashi                       100
--------------------------------- -------------------------     ------------------------------- -----------------------
Shin Kanada                                 100                 Tadashi Yamashina                        100
--------------------------------- -------------------------     ------------------------------- -----------------------
Akira Okabe                                 100                 Takashi Hata                             100
--------------------------------- -------------------------     ------------------------------- -----------------------
Yoshio Shirai                               100                 James E. Press                           100
--------------------------------- -------------------------     ------------------------------- -----------------------
Yoichiro Ichimaru                           100                 Gary L. Convis                           100
--------------------------------- -------------------------     ------------------------------- -----------------------
Shoji Ikawa                                 100                 Alan J. Jones                            100
--------------------------------- -------------------------     ------------------------------- -----------------------
Masuji Arai                                 100                 Wahei Hirai                              100
--------------------------------- -------------------------     ------------------------------- -----------------------
Koichi Ina                                  100                 Tatehito Ueda                            100
--------------------------------- -------------------------     ------------------------------- -----------------------
Yoshikazu Amano                             100                 Takashi Shigematsu                       100
--------------------------------- -------------------------     ------------------------------- -----------------------
Shinichi Kawashima                          100                 Yuzo Ushiyama                            100
--------------------------------- -------------------------     ------------------------------- -----------------------
Kunio Komada                                100                 Yoshikatsu Tanaka                        100
--------------------------------- -------------------------     ------------------------------- -----------------------
Akira Sasaki                                100                 Nobuyoshi Hisada                         100
--------------------------------- -------------------------     ------------------------------- -----------------------
Takeshi Yoshida                             100                 Yasumori Ihara                           100
--------------------------------- -------------------------     ------------------------------- -----------------------
Hiroshi Kawakami                            100                 Mitsuhisa Kato                           100
--------------------------------- -------------------------     ------------------------------- -----------------------
Hitoshi Nishiyama                           100                 Takahiko Ijichi                          100
--------------------------------- -------------------------     ------------------------------- -----------------------
Iwao Nihashi                                100                 Toshio Furutani                          100
--------------------------------- -------------------------     ------------------------------- -----------------------
Shinzo Kobuki                               100                 Tetsuo Agata                             100
--------------------------------- -------------------------     ------------------------------- -----------------------
Tadashi Arashima                            100                 John H. Conomos                          100
--------------------------------- -------------------------     ------------------------------- -----------------------
Masamoto Maekawa                            100                 Panagiotis J. Athanasopoulos             100
--------------------------------- -------------------------     ------------------------------- -----------------------

Executive Technical Advisor of TMC
-----------------------------------------------------------
              Name                    Number of Stock
                                     Acquisition Rights
--------------------------------- -------------------------
Hiroshi Ginya                               100
--------------------------------- -------------------------
Norihiko Nakamura                           100
--------------------------------- -------------------------
Nanpachi Hayashi                            100
--------------------------------- -------------------------

Employees of TMC, and Employees and Directors of TMC's Affiliates (top 10)

---------------------------------------------------------------------------------------------------
                 Company                                  Name                   Number of Stock
                                                                                Acquisition Rights
------------------------------------------- --------------------------------- ---------------------
Toyota Motor Credit Corporation             George E. Borst                             50
------------------------------------------- --------------------------------- ---------------------
Toyota Motor Sales, U.S.A., Inc.            Donald V. Esmond                            50
------------------------------------------- --------------------------------- ---------------------
Toyota Motor Sales, U.S.A., Inc.            J. Davis Illingworth                        50
------------------------------------------- --------------------------------- ---------------------
Toyota Motor Sales, U.S.A., Inc.            Dian D. Ogilvie                             50
------------------------------------------- --------------------------------- ---------------------
Toyota Motor Manufacturing Canada Inc.      Real C. Tanguay                             50
------------------------------------------- --------------------------------- ---------------------
Toyota Motor Marketing Europe S.A./N.V.     Thierry P. H. B. Dombreval                  50
------------------------------------------- --------------------------------- ---------------------
Toyota South Africa Motors (Pty) Ltd.       Johan J.van Zyl                             50
------------------------------------------- --------------------------------- ---------------------
Toyota Motor Corporation                    Keiji Aoki                                  20
------------------------------------------- --------------------------------- ---------------------
Toyota Motor Corporation                    Shinji Aoto                                 20
------------------------------------------- --------------------------------- ---------------------
Toyota Motor Corporation                    Akio Asai                                   20
------------------------------------------- --------------------------------- ---------------------

(9) Breakdown of Stock Acquisition Rights Granted to Employees of TMC, and Directors, Corporate Auditors, and Employees of TMC's Subsidiaries

---------------------------------------------------------------------------------------------------------
                                                      Type and Number of Shares to
                                  Number of Stock     be Issued or Transferred upon     Total Number of
                                Acquisition Rights    Exercise of Stock Acquisition     Persons Granted
                                                                 Rights                     Rights
                                                             (Common stock)
------------------------------ -------------------- --------------------------------- -------------------
Employees of TMC                           9,340                   934,000 shares               467
------------------------------ -------------------- --------------------------------- -------------------
Directors of TMC's                           700                    70,000 shares                29
subsidiaries and affiliates
------------------------------ -------------------- --------------------------------- -------------------
Auditors of TMC's                              0                         0 shares                 0
subsidiaries and affiliates
------------------------------ -------------------- --------------------------------- -------------------
Employees of TMC's                           870                    87,000 shares                39
subsidiaries and Affiliates
------------------------------ -------------------- --------------------------------- -------------------

                          UNCONSOLIDATED BALANCE SHEET

                                                        (Million yen; amounts less than one million yen are omitted.)
-----------------------------------------=================------------------------------------------=================
                                              FY2005                                                     FY2005
                                              (As of                                                     (As of
                                          March 31, 2005)                                            March 31, 2005)
--------------------------------- ------------------------ --------------------------------------- -----------------
                Assets                                                   Liabilities
--------------------------------- ------------------------ --------------------------------------- -----------------
Current assets                                  3,453,441   Current liabilities                            2,180,374
--------------------------------- ------------------------ --------------------------------------- -----------------
   Cash and deposits                               60,275      Trade notes payable                             1,375
   Trade accounts receivable                    1,088,735      Trade accounts payable                        909,108
   Marketable securities                          870,735      Current portion on bonds                          600
   Finished goods                                 116,864      Other payables                                401,464
   Raw materials                                   14,747      Income taxes payable                          144,730
   Work in process                                 82,069      Accrued expenses                              443,165
   Supplies                                         8,091      Deposits received                             250,648
   Short-term loans                               511,757      Allowance for EXPO 2005 Aichi                      67
   Deferred income taxes                          248,110      Others                                         29,214
   Others                                         459,153  ---------------------------------------------------------
                                                            Long-term liabilities                            832,806
   Less: Allowance for doubtful                    (7,100) ---------------------------------------------------------
         accounts                                              Bonds                                         500,000
--------------------------------- ------------------------     Allowance for retirement benefits             289,694

Fixed assets                                    5,617,550      Others                                         43,111
--------------------------------- ------------------------  ----------------------------------------------------------
  Property, plant and equipment                 1,258,835            Total liabilities                     3,013,181
--------------------------------- ------------------------  ----------------------------------------------------------
   Buildings                                      371,515           Shareholders' equity
                                                            ---------------------------------------------------------
   Structures                                      41,537   Common stock                                     397,049
                                                            ---------------------------------------------------------
   Machinery and equipment                        314,168   Capital surplus                                  416,970
                                                            ---------------------------------------------------------
   Vehicle and delivery equipment                  16,109      Capital reserve                               416,970
                                                            ---------------------------------------------------------
   Tools, furniture and fixtures                   83,012   Retained earnings                              6,094,528
                                                            ---------------------------------------------------------
   Land                                           388,658      Legal reserve                                  99,454
   Construction in progress                        43,834      Reserve for losses on overseas                    252
--------------------------------- ------------------------     investments
  Investments and other assets                  4,358,714      Reserve for special depreciation                2,457
--------------------------------- ------------------------     Reserve for reduction of                        6,475
   Investments in securities                    1,817,556      acquisition cost of fixed assets

   Investments in subsidiaries                  1,931,634      General reserve                             5,040,926
   and affiliated companies
   Long-term loans                                362,951      Unappropriated retained earnings              944,962
                                                               at end of year
   Deferred income taxes                          129,571   Net unrealized gains on other                    279,780
                                                            securities
   Others                                         140,600   Less: treasury stock                          (1,130,519)
                                                            ---------------------------------------------------------
    Less: Allowance for doubtful                  (23,600)      Total shareholders' equity                 6,057,810
    accounts
--------------------------------- ------------------------- ---------------------------------------------------------
             Total assets                       9,070,991            Total liabilities and                 9,070,991
                                                                     shareholders' equity
--------------------------------- -------=================------------------------------------------=================

Notes:

1. Short-term receivables from subsidiaries and affiliated companies:
   1,386,610 million yen
2. Long-term receivables from subsidiaries and affiliated companies:
   264,739 million yen
3. Short-term payables to subsidiaries and affiliated companies:
   989,322 million yen
4. Accumulated depreciation for property, plant and equipment:
   3,400,710 million yen
5. Assets pledged as collateral Marketable securities:  20 million yen
                                Investment securities:  11,569 million yen
6. Guarantees: 69,319 million yen
7. Export bill discounted: 3,489 million yen
8. Balance of bonds with warrants issued
   Details of bonds with warrants (balance, exercise price, and shares to be issued) in accordance with the provisions of the former Commercial Code
   Article 341-8

   --------------------------------------------------------------------------------------------------
                   Name                      Balance         Exercise price     Shares to be issued
   ----------------------------------- ------------------- ------------------ -----------------------
     First series of unsecured bonds     489 million yen      4,203.00 yen         Common stock
         with warrants, due 2005
   ----------------------------------- ------------------- ------------------ -----------------------

9. The increase of net assets due to stating fair value of certain assets in accordance with the Commercial Code Enforcement Regulation (Article 124
     Item 3) is 279,780 million yen.
10. The retirement benefit trust is established to appropriate the retirement benefits of the corporate pension plan, no portion of the trust offsetting the severance indemnity plan.
11. Allowance for Expo 2005 Aichi is an allowance specified in the provisions of the Enforcement Regulations of the Commercial Code Article 43.

                       UNCONSOLIDATED STATEMENT OF INCOME

                              (Million yen; amounts less than one million yen are omitted.)
  ----------------------------------------------------=====================================
                                                                      FY2005
                                                               (April 2004 through
                                                                   March 2005)
  -----------------------------------------------------------------------------------------
  Net sales                                                           9,218,386
  Cost of sales                                                       7,506,044
  Selling general and administrative expenses                         1,010,951
      Operating income                                                  701,390
  Non-operating income                                                  273,440
      Interest income                                                    15,765
      Dividend income                                                   152,083
      Other non-operating income                                        105,591
  Non-operating expenses                                                118,598
      Interest expenses                                                  10,729
      Other non-operating expenses                                      107,869
      Ordinary income                                                   856,231
  Extraordinary losses                                                   24,996
      Impairment losses                                                  24,996
      Income before income taxes                                        831,235
      Income taxes - current                                            281,700
      Income taxes - deferred                                            20,205
      Net income                                                        529,329
      Unappropriated retained earnings brought forward                  497,867
      Loss on reissuance of treasury stock                                  184
      Interim cash dividends                                             82,049
      Unappropriated retained earnings at end of year                   944,962
  ----------------------------------------------------=====================================

Notes:
1. Sales to subsidiaries and affiliated companies: 5,765,292 million yen
2. Purchases from subsidiaries: 4,184,469 million yen
3. Non-operating transactions with subsidiaries: 310,192 million yen
4. Net income per share: 160.38 yen
5. Accounting Standard on Impairment for Fixed Assets is adopted from this fiscal year. As a result, 24,996 million yen of impairment loss on certain leased real estate is reported as extraordinary losses.

                         SIGNIFICANT ACCOUNTING POLICIES

1. Valuation of securities:

   Stocks of subsidiaries are stated at cost determined using the moving average method.

   Other securities:
         Other securities with fair value are stated at fair value based on market prices, etc., at the end of each fiscal year.
         Other securities not practicable to fair value are stated at cost determined using the moving average method.

2. Valuation of inventories:

   Finished goods, work in process, and supplies are principally stated at cost, as determined by the periodic average method.

   Raw materials are stated at the lower of cost or market value, as determined by last-in first-out method.

3. Depreciation of property, plant and equipment is computed by the declining balance method.

4. Significant reserves:

   Allowance for doubtful accounts:
   To prepare for losses from bad debt, allowance for doubtful accounts is provided in an amount which is determined by considering the historical loss experience and the collectibility of receivables.

   Allowance for retirement benefits:
   Principally to provide for the retirement benefits for employees, including those already retired, allowance for retirement benefits is stated based on estimated retirement benefit obligations and estimated pension assets at the end of the year and an amount incurred is changed to income.

5. Consumption taxes are computed based on the net-of-tax method.




                         Changes in Accounting Policies

Effective from this fiscal year, Accounting Standards for Impairment of Fixed Assets [Opinions Concerning Establishment of Accounting Standards for Impairment of Fixed Assets (Business Accounting Council, August 9, 2002)] and the Guideline on Accounting Standards for Impairment of Fixed Assets (Financial Accounting Standards Implementation Guidelines No. 6, October 31, 2003) are adopted. Cumulative losses on impairment are deducted directly from the amount for each asset.

           Proposed Appropriation of Unconsolidated Retained Earnings

--------------------------------------------------------------------------------
                                                                 Amount (yen)
Unappropriated retained earnings at end of year                 944,962,851,856
Reversal of reserve for losses on overseas investments               55,197,100
Total                                                           945,018,048,956
The proposed appropriation is as follows:
Cash dividends                                                  130,723,157,560
   per share                                                                 40
Bonus to Directors                                                  614,000,000
Bonus to Corporate Auditors                                          51,500,000
Reserve for special depreciation                                    739,574,235
Reserve for reduction of acquisition cost of fixed assets           111,153,431
General reserve                                                 300,000,000,000
Unappropriated retained earnings to be carried forward          512,778,663,730
--------------------------------------------------------------------------------

Note: An interim dividend of 25 yen per share amounting to 82,049,383,625 yen was paid on November 26, 2004 to shareholders (including the beneficial shareholders notified by Japanese Securities Depository Center, Inc.) or registered pledgees of record as of September 30, 2004.

                  Independent Auditors' Report (Certified Copy)
                  ---------------------------------------------
                              (English Translation)
                                                                     May 2, 2005
To the Board of Directors
Toyota Motor Corporation
                                 ChuoAoyama PricewaterhouseCoopers

                                   Kazunori Tajima, CPA
                                   Engagement Partner
                                   Masaki Horie, CPA
                                   Engagement Partner
                                   Fusahiro Yamamoto, CPA
                                   Engagement Partner
                                   Akihiko Nakamura, CPA
                                   Engagement Partner

We have audited, pursuant to Article 2, paragraph 1 of the "Special Law of the Commercial Code Concerning the Audit, etc. of Stock Corporations (Kabushiki-Kaisha)" of Japan, the financial statements, which consist of the unconsolidated balance sheet, unconsolidated statement of income, business report (limited to the accounting figures included therein) and the proposed appropriation of unconsolidated retained earnings, and supplementary schedules (limited to the accounting figures included therein) of Toyota Motor Corporation (hereinafter referred to as the "Company") for the 101st fiscal year from April 1, 2004 to March 31, 2005. The portion of the business report and supplementary schedules subject to our audit are those derived from the accounting books and records of the Company. These financial statements and supplementary schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and supplementary schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the financial statements and supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and supplementary schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit included auditing procedures applied to subsidiaries of the Company as were considered necessary.


As a result of our audit, it is our opinion that:
(1) The unconsolidated balance sheet and unconsolidated statement of income present fairly the financial position and results of operation of the Company in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

(2) As disclosed in significant accounting policies, the Company adopted accounting standards for impairment of fixed assets beginning in this business year. This change was appropriate in conjunction with the change that allows the adoption of accounting standards for the impairment of fixed assets beginning in the business year ended after March 31, 2004.

(3) The business report of the Company (limited to the accounting figures included therein) presents fairly the Company's affairs in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

(4) The proposed appropriation of unconsolidated retained earnings is presented in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

(5) There is nothing in respect of the supplementary schedules (limited to the accounting figures included therein) that is required to be mentioned by the provisions of the Commercial Code of Japan.


We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the

Certified Public Accountant Law of Japan.
We continuously provide to the Company those services that are allowed to be provided simultaneously with audit in accordance with the provisions of Article 2 Paragraph 2 of the Certified Public Accountant Law of Japan.

              Board of Corporate Auditors' Report (Certified Copy)
                                  Audit Report

The Board of Corporate Auditors has prepared this Audit Report based on reports from each of the Corporate Auditors on the auditing methods and results pertaining to the conduct of duties by the Directors of Toyota Motor Corporation during FY2005 extending from April 1, 2004 through March 31, 2005, and report as follows.

1. Overview of Corporate Auditors' Auditing Method
           Based on auditing guidelines and the audit plan adopted by the Board, each of the Corporate Auditors obtained reports on operational matters from Directors and senior executives who attended Directors' meetings and other important meetings. The Corporate Auditors also reviewed important documents, surveyed operations and assets at company head offices, production facilities, and business offices, and obtained reports from subsidiaries as needed. In addition, the Corporate Auditors received reports and explanations from the independent auditor to review financial statements and its supplemental information.

With respect to "kyogyo torihiki" (competitive transactions) by Directors, profit-contradictory transactions between Directors and the company, the granting by the company of benefits without consideration, non-regular transactions with subsidiaries or shareholders, acquisition and disposal of treasury stock, and other transactions, the situation of these transactions was reviewed in detail when necessary as well as being subjected to the above mentioned auditing method.

2.    Result of Audit
(1) The auditing methods employed by the ChuoAoyama PricewaterhouseCoopers, which was retained to conduct the audit, and the results of the audit are correct.
(2) The Business Review accurately represents the company's operating situation as required by law.
(3) The proposed appropriation of unconsolidated retained earnings is appropriate in light of the company's asset situation and other circumstances.
(4) The supporting materials accurately represent the content listed, and contain nothing contrary to provisions of law.
(5) The Directors engaged in no improprieties or violations of law or convention in their conduct of their duties including those duties in subsidiaries.

Our audit found no "kyogyo torihiki" by Directors, no profit-contradictory transactions between Directors and the company, no granting by the company of benefits without consideration, no non-regular transactions with subsidiaries or shareholders, no acquisition or disposal of treasury stock that violate Directors' duties.

May 9, 2005

                            Toyota Motor Corporation Board of Corporate Auditors
                            Full-time Corporate Auditor        Hideaki Miyahara
                            Full-time Corporate Auditor         Yoshiro Hayashi
                            Full-time Corporate Auditor        Chiaki Yamaguchi
                            Corporate Auditor                  Yasutaka Okamura
                            Corporate Auditor                      Hiromu Okabe
                            Corporate Auditor                       Yoichi Kaya
                            Corporate Auditor                  Tadashi Ishikawa

Note: Mr. Yasutaka Okamura, Mr. Hiromu Okabe, Mr. Yoichi Kaya and Mr. Tadashi Ishikawa satisfy the qualifications of outside corporate auditors as provided in Paragraph 1, Article 18 of "Special Law of the Commercial Code Concerning the Audit, etc., of Stock Corporations."

                           CONSOLIDATED BALANCE SHEET

                                                                       (Amounts are rounded to the nearest million yen)
-----------------------------------------=================------------------------------------------=================
                                              FY2005                                                     FY2005
                                              (As of                                                     (As of
                                          March 31, 2005)                                            March 31, 2005)
---------------------------------------- --------------------------------------------------------- -------------------
                Assets                                                   Liabilities
---------------------------------------- --------------------------------------------------------- ------------------
Current assets                                  9,440,105   Current liabilities                            8,227,206
---------------------------------------- --------------------------------------------------------- ------------------
   Cash and cash equivalents                    1,483,753      Short-term borrowings                       2,381,827
   Time deposits                                   63,609      Current portion of long-term debt           1,150,920
   Marketable securities                          543,124      Accounts payable                            1,856,799
   Trade accounts and notes
   receivable,   less   allowance  for          1,616,341      Other payables                                693,041
   doubtful accounts
   Finance receivables, net                     3,010,135      Accrued expenses                            1,289,373
   Other receivables                              438,676      Income taxes payable                          292,835
   Inventories                                  1,306,709      Other current liabilities                     562,411
                                                            -------------------------------------- ------------------
   Deferred income taxes                          475,764   Long-term liabilities                          6,557,926
                                                            -------------------------------------- ------------------
   Prepaid  expenses and other current            501,994      Long-term debt                              5,014,925
   assets
---------------------------------------- -------------------
Noncurrent finance receivables, net             3,976,941      Accrued pension and severance                 646,989
                                                               costs
---------------------------------------- -------------------
Investments and other assets                    5,122,371      Deferred income taxes                         811,670
---------------------------------------- -------------------
   Marketable   securities  and  other          2,704,142      Other long-term liabilities                    84,342
   securities investments                                   -------------------------------------- ------------------
   Affiliated companies                         1,570,185   Total liabilities                             14,785,132
   Employees receivables                           49,538   -------------------------------------- ------------------
   Other                                          798,506     Minority interest in consolidated              504,929
                                                                        subsidiaries
---------------------------------------- --------------------------------------------------------- ------------------
Property, plant and equipment                   5,795,594    Shareholders' equity
---------------------------------------- -------------------
   Land                                         1,182,768      Common stock                                  397,050
   Buildings                                    2,935,274      Additional paid-in capital                    495,707
   Machinery and equipment                      7,897,509      Retained earnings                           9,332,176
   Vehicles and equipment on                    1,828,697      Accumulated other comprehensive               (80,660)
   operating leases                                            loss
   Construction in progress                       214,781      Treasury stock, at cost                    (1,099,323)
   Less-Accumulated depreciation               (8,263,435)  -------------------------------------- ------------------
                                                            Total shareholders' equity                     9,044,950
---------------------------------------- --------------------------------------------------------- ------------------
             Total assets                      24,335,011            Total liabilities and                24,335,011
                                                                     shareholders' equity
-----------------------------------------=================------------------------------------------=================

Notes:
1. Allowance for doubtful accounts and credit losses: 147,580 million yen
2. Breakdown of accumulated other comprehensive loss
           Foreign currency translation adjustments: (439,333) million yen Unrealized gains on securities: 375,379 million yen
           Minimum pension liability adjustments: (16,706) million yen
3. Assets pledged as collateral: 157,438 million yen
4. Guarantees: 1,139,638 million yen

                        CONSOLIDATED STATEMENT OF INCOME

                               (Amounts are rounded to the nearest million yen.)
   ----------------------------------------------------=========================
                                                                 FY2005
                                                          (April 2004 through
                                                              March 2005)
   --------------------------------------------------- -------------------------
   Net revenues                                                    18,551,526
       Sales of products                                           17,790,862
       Financing operations                                           760,664
   Cost and expenses                                               16,879,339
       Cost of products sold                                       14,500,282
       Cost of financing operations                                   369,844
       Selling, general and administrative                          2,009,213
   Operation income                                                 1,672,187
   Other income (expense)                                              82,450
       Interest and dividend income                                    67,519
     Interest expense                                                 (18,956)
     Foreign exchange gain, net                                        21,419
     Other income, net                                                 12,468
   Income before income taxes, minority                             1,754,637
     interest and equity in earnings of affiliated
     companies
   Provision for income taxes                                         657,910
   Income before minority interest and                              1,096,727
     equity in earnings of affiliated companies
   Minority interest in consolidated subsidiaries                    (64,938)
   Equity in earnings of affiliated companies                         139,471
   Net income                                                       1,171,260
   ----------------------------------------------------=========================
Note: Net income per share
           Basic: 355.35 yen
           Diluted: 355.28 yen

                         SIGNIFICANT ACCOUNTING POLICIES

1. Basis of preparations of Consolidated Financial Statements:

   Pursuant to the provision of the Commercial Code Enforcement Regulations
   Article 179 Paragraph 1, TMC's consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States (U.S. GAAP). Also, pursuant to Paragraph 1 of above-mentioned provision, certain supplementary material and notes required under U.S. GAAP are omitted.

2. Valuation of Securities:

   Available-for-sale is stated at fair value, and held-to-maturity securities are stated at amortized cost.

3. Valuation of Inventories:

   Inventories asset's are valued at acquisition cost to the extent it does not exceed market value. The acquisition cost of inventory is calculated by the periodic average method, with the exception of the finished products of certain subsidiaries, which are valued by the specific identification method.

4. Depreciation of Tangible Fixed Assets:

   The methods of depreciation used for tangible fixed assets are primarily the declining balance method for TMC and subsidiaries in Japan, and straight-line method for overseas subsidiaries.

5. Amortization of Goodwill and Intangible Assets:

   Goodwill and intangible assets with an indefinite life are not amortized, and are tested once a fiscal year for impairment whenever events or circumstances indicate that a carrying amount of an asset (asset group) may not be recoverable. Intangible assets with a definite life are amortized on a straight-line method.

6. Method of Recoding Main Reserves:

           Allowance for doubtful accounts and allowance for credit losses:
           Lease reserves and financial loss reserves:
           Reserves are recorded based on the frequency of losses and the significance.

           Severance Pay Reserves:
           Calculation of severance pay obligations is conducted based on the average number of years of service, and severance pay reserves are recorded after adjusting pension assets, past service cost, and unrecognized actuarial loss.

                  Independent Auditors' Report (Certified Copy)
                  ---------------------------------------------
                              (English Translation)
                                                                    May 17, 2005
To the Board of Directors
   Toyota Motor Corporation

                                          ChuoAoyama PricewaterhouseCoopers

                                          Kazunori Tajima, CPA
                                          Engagement Partner
                                          Masaki Horie, CPA
                                          Engagement Partner
                                          Fusahiro Yamamoto, CPA
                                          Engagement Partner
                                          Akihiko Nakamura, CPA
                                          Engagement Partner


We have audited, pursuant to Article 19-2. paragraph 3 of the "Special Law of the Commercial Code Concerning the Audit, etc. of Stock Corporations (kabushiki-Kaisha)" of Japan, the consolidated financial statements, ie., which consist of the consolidated balance sheet and the consolidated statements of income, of Toyota Motor Corporation (hereinafter referred to as the "Company") for the 101st fiscal year from April 1, 2004 to March 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.


We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit included auditing procedures applied to subsidiaries of the Company as were considered necessary.

As a result of our audit, it is our opinion that the above-mentioned consolidated financial statements of the Company present fairly the financial position and results of operation of the Company in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountant Law of Japan.

We continuously provide to the Company those services that are allowed to be provided simultaneously with audit in accordance with the provisions of Article 2 paragraph 2 of the Certified Public Accountant Law of Japan.

                       Board of Corporate Auditor's Report
          concerning Consolidated Financial Statements (Certified Copy) Auditors' Report concerning Consolidated Financial Statements

The Board of Corporate Auditors has prepared this Audit Report based on reports from each of the Corporate Auditors on the auditing methods and results pertaining to the conduct of duties by the Directors of Toyota Motor Corporation during FY2005 extending from April 1, 2004 through March 31, 2005, and report as follows.

1. Overview of Corporate Auditors' Auditing Method
           Each auditor received reports and explanations concerning the consolidated financial statements from directors and accounting auditors and performed audits in accordance with the audit policies and audit implementation plans adopted by the board of auditors.

2. Result of Audit
           The auditing methods employed by the ChuoAoyama
PricewaterhouseCoopers, which was retained to conduct the audit, and the results of the audit are correct.

May 24, 2005

                            Toyota Motor Corporation Board of Corporate Auditors
                               Full-time Corporate Auditor     Hideaki Miyahara
                               Full-time Corporate Auditor      Yoshiro Hayashi
                               Full-time Corporate Auditor     Chiaki Yamaguchi
                               Corporate Auditor               Yasutaka Okamura
                               Corporate Auditor                   Hiromu Okabe
                               Corporate Auditor                    Yoichi Kaya
                               Corporate Auditor               Tadashi Ishikawa

Note: Mr. Yasutaka Okamura, Mr. Hiromu Okabe, Mr. Yoichi Kaya and Mr. Tadashi Ishikawa satisfy the qualifications of outside corporate auditors as provided in Paragraph 1, Article 18 of "Special Law of the Commercial Code Concerning the Audit, etc., of Stock Corporations."

           Reference Documents Pertaining to Exercise of Voting Rights

1. Number of the voting rights of all the shareholders:               32,238,160

2. Proposed resolution and reference information


[Resolutions 1 to 6 Proposed by the Company]
Proposed resolutions 1 through 6 are TMC proposals.

Proposed Resolution 1: Approval of Proposed Appropriation of Retained Earnings for the FY2005 Term
The proposal calls for profit distribution as described in the appended document (p. 25).

TMC deems the benefit of its shareholders as one of its priority management policies and promotes its business aggressively while improving its corporate foundations. With respect to the payment of dividends, TMC seeks to enhance the distribution of profits by striving to raise the consolidated dividend payout ratio to progressively higher levels, while giving due consideration to factors such as the business results of each term and new investment plans.

We would like to offer a dividend of 40 yen per share for year-end dividend.

Combined with the interim dividend, the total amount of the annual dividends for the fiscal year ended March 31, 2005 will be 65 yen per share, and the dividend payout ratio will be 40.5%. In addition, the consolidated payout ratio for this fiscal year will be 18.3%.

Proposed Resolution 2: Election of 26 Directors

All the Directors will retire upon the expiration of their term of office at the conclusion of this shareholders' meeting. Accordingly, we ask for the election of 26 Directors. The candidates for the Directors are as follows:


Following are the nominees

-------------------------------------------------------------------------------------------------------------------------------
 no.            Name            Main occupation                 Brief career summary                             No. of TMC
            (birth date)                                                                                        shares owned
------- -------------------- --------------------- ---------------------------------------------------------- -----------------
                                                   Apr.  1955    Joined Toyota Motor Sales Co., Ltd.
                                                   Jul.  1982    TMC Director
1       Hiroshi Okuda        TMC Chairman          Sep.  1987    TMC Managing Director                                  64,963
        (12/29/1932)                               Sep.  1988    TMC Senior Managing Director
                                                   Sep.  1992    TMC Executive Vice President
                                                   Aug.  1995    TMC President
                                                   Jun.  1999    TMC Chairman
------- -------------------- --------------------- ---------------------------------------------------------- -----------------
                                                   Apr.  1965    Joined Ministry of International Trade
                                                                 and Industry
                                                   Jul.  1997    Ministry of International Trade and
                                                                 Industry Vice-Minister for
2       Katsuhiro Nakagawa   TMC Vice Chairman                   International Affairs                                  18,000
        (3/11/1942)                                Jun.  1998    Retired from Ministry of International
                                                                 Trade and Industry Vice-Minister
                                                                 for International Affairs
                                                   Jun.  2001    TMC Managing Director
                                                   Jun.  2002    TMC Senior Managing Director
                                                   Jun.  2003    TMC Executive Vice President
                                                   Jun.  2004    TMC Vice Chairman
------- -------------------- --------------------- ----------------------------------------------------------- -----------------
                                                   Apr.  1960    Joined TMC
                                                   Sep.  1988    TMC Director
                                                   Dec.  1988    Toyota Motor Manufacturing, U.S.A., Inc.
                                                                 President
3       Fujio Cho            TMC President         Sep.  1994    TMC Managing Director                                  29,105
        (2/2/1937)                                 Oct.  1994    Retired from Toyota Motor Manufacturing,
                                                                 U.S.A., Inc.
                                                   Jun.  1996    TMC Senior Managing Director
                                                   Jun.  1998    TMC Executive Vice President
                                                   Jun.  1999    TMC President
------- -------------------- --------------------- ------------------------------------------------------------ -----------------
                                                   Apr. 1964     Joined TMC
                                                   Sep. 1992     TMC Director
                                                   Jun. 1997     TMC Managing Director
4       Katsuaki Watanabe    TMC Executive         Jun. 1999     TMC Senior Managing Director                           12,171
        (2/13/1942)          Vice President        Jun. 2001     TMC Executive Vice President
                                                   (Non-TMC Executive Duties)
                                                   Vice Chairman of Gamagori Marine Development Co., Ltd.
------- -------------------- --------------------- ------------------------------------------------------------ -----------------
                             TMC Senior            Apr.  1966    Joined TMC
                             Managing Director     Jun.  1996    TMC Director
                             (Chief Overseas       Jun.  2001    TMC Managing Director
5       Tokuichi Uranishi    Planning Operations   Jun.  2003    TMC Senior Managing Director                           19,333
        (5/3/1942)           Officer / Chief       (Non-TMC Executive Duties)
                             Europe & Africa       Chairman of Toyota Motor Marketing Europe S.A./N.V.
                             Operations Officer)   President of Toyota Motor Europe S.A./N.V.
------- -------------------- --------------------- ------------------------------------------------------------ -----------------

-------------------------------------------------------------------------------------------------------------------------------
 no.            Name            Main occupation                 Brief career summary                             No. of TMC
            (birth date)                                                                                        shares owned
------- -------------------- --------------------- ---------------------------------------------------------- -----------------
                                                   Apr.  1967    Joined TMC
                             TMC Senior Managing   Jun.  1996    TMC Director
                             Director              Jun.  2001    TMC Managing Director
6       Kazuo Okamoto        (Chief Design         Jun.  2003    TMC Senior Managing Director                           13,264
        (2/20/1944)          Officer / Chief       (Non-TMC Executive Duties)
                             Product Development   Vice President of Calty Design Research, Inc.
                             Officer)
------- -------------------- --------------------- ------------------------------------------------------------ -----------------
                             TMC Senior Managing   Apr.  1967    Joined Toyota Motor Sales Co., Ltd.
7       Kyoji Sasazu         Director              Jun.  1997    TMC Director                                           14,092
        (6/11/1944)          (Chief Domestic       Jun.  2001    TMC Managing Director
                             Sales Operations      Jun.  2003    TMC Senior Managing Director
                             Officer)
------- -------------------- --------------------- ------------------------------------------------------------ -----------------
                             TMC Senior Managing   Apr.  1968    Joined TMC
                             Director              Jun.  1997    TMC Director
8       Mitsuo Kinoshita     (Chief Business       Jun.  2001    TMC Managing Director                                  15,070
        (1/1/1946)           Development Officer   Jun.  2003    TMC Senior Managing Director
                             / Chief Purchasing
                             Officer / Chief
                             Housing Officer)
------- -------------------- --------------------- ------------------------------------------------------------ -----------------
                             TMC Senior Managing   Apr.  1968    Joined Toyota Motor Sales Co., Ltd.
                             Director              Jun.  1997    TMC Director
                             (Chief The Americas   Jun.  1999    Toyota Motor Sales, U.S.A., Inc. President
                             Operations Officer /  Jun.  2003    Retired from Toyota Motor Sales, U.S.A.,
                             Chief Oceania,                      Inc. President
9       Yoshimi Inaba        Middle East &         Jun.  2003    TMC Senior Managing Director                           15,000
        (2/24/1946)          Southwest Asia        (Non-TMC Executive Duties)
                             Operations Officer /  Vice President of Sociedad de Fabricacion de Automotores
                             Chief Overseas                      S.A.
                             Customer Service
                             Operations Officer)
------- -------------------- --------------------- ------------------------------------------------------------ -----------------
                             TMC Senior Managing   Apr.  1969    Joined TMC
10      Takeshi Uchiyamada   Director              Jun.  1998    TMC Director                                           20,464
        (8/17/1946)          (Chief Production     Jun.  2001    TMC Managing Director
                             Control & Logistics   Jun.  2003    TMC Senior Managing Director
                             Officer)
---------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
 no.            Name            Main occupation                 Brief career summary                             No. of TMC
            (birth date)                                                                                        shares owned
------- -------------------- --------------------- ---------------------------------------------------------- -----------------
                             TMC Senior Managing   Apr.  1970    Joined TMC
                             Director              Jun.  1999    TMC Director
11      Masatami Takimoto    (Chief Power Train    Jun.  2002    TMC Managing Director                                  14,100
        (1/13/1946)          Development Officer   Jun.  2003    TMC Senior Managing Director
                             / Chief Fuel Cell
                             System Development
                             Officer)
------- -------------------- --------------------- ------------------------------------------------------------ -----------------
                                                   Apr.  1984    Joined TMC
                                                   Jun.  2000    TMC Director
                                                   Jun.  2002    TMC Managing Director
                                                   Jun.  2003    TMC Senior Managing Director
                                                   (Non-TMC Executive Duties)
                                                   President of Digital Media Service Corporation
                             TMC Senior Managing   Chairman of Toyota Motor Asia Pacific Pte. Ltd.
                             Director              Chairman of Toyota Motor (China) Ltd.
                             (Chief China          Chairman of Toyota Motor (China) Investment Co., Ltd.
12      Akio Toyoda          Operations Officer /  Vice Chairman of Tianjin FAW Toyota Motor Co., Ltd.               2,533,891
        (5/3/1956)           Chief Oceania,        Vice President of Sichuan Toyota Motor Co., Ltd.
                             Middle East &         Vice Chairman of FAW Toyota Motor Sales Co., Ltd.
                             Southwest Asia        Chairman of Guanggi Toyota Engine Ltd.
                             Operations Officer)   Chairman of Digital Media Service (Thailand)
                                                   Chairman of Toyota FAW (Tianjin) Dies Co., Ltd.
                                                   Vice Chairman of FAW Toyota Changchun Engine Co., Ltd.
                                                   Vice Chairman of Tianjin Toyota Motor Engine Co., Ltd.
                                                   Vice Chairman of Toyota Motor Technical Center (China)
                                                   Vice Chairman of Guangzhou Toyota Motor Co., Ltd

------- -------------------- --------------------- ------------------------------------------------------------ -----------------
                             TMC Senior Managing   Apr.  1971    Joined TMC
13      Tetsuo Hattori       Director              Jun.  1999    TMC Director                                            5,526
        (12/2/1946)          (Chief Vehicle        Jun.  2003    TMC Managing Officer
                             Engineering Officer)  Jun.  2004    TMC Senior Managing Director
------- -------------------- --------------------- ------------------------------------------------------------ -----------------
                                                   Apr.  1970    Joined Toyota Motor Sales Co., Ltd.
                                                   Jun.  2000    TMC Director
14      Takeshi Suzuki       TMC Senior Managing   Jun.  2003    TMC Managing Officer                                    7,076
        (11/18/1947)         Director              Jun.  2004    TMC Senior Managing Director
                                                   (Non-TMC Executive Duties)
                                                   Chairman of Toyota Finance Finland Oy
---------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
 no.            Name            Main occupation                 Brief career summary                             No. of TMC
            (birth date)                                                                                        shares owned
------- -------------------- --------------------- ---------------------------------------------------------- -----------------
                                                   Jul.  1952    Joined TMC
                                                   Jul.  1952    TMC Director
                                                   Jan.  1961    TMC Managing Director
                                                   Oct.  1967    TMC Senior Managing Director
                                                   Dec.  1972    TMC Executive Vice President
                                                   Jun.  1981    TMC Director
                             TMC Honorary          Jun.  1981    Toyota Motor Sales Co., Ltd. President
15      Shoichiro Toyoda     Chairman and          Jul.  1982    TMC President                                      13,140,193
        (2/27/1925)          Director              Sep.  1992    TMC Chairman
                                                   Jun.  1999    TMC Honorary Chairman and Director
                                                   (Non-TMC Executive Duties)
                                                   Director of Toyota Central Research & Development
                                                                 Laboratories, Inc.
                                                   Director of Genesis Research Institute, Inc.
                                                   Chairman of Towa Real Estate Co., Ltd.
------- -------------------- --------------------- ------------------------------------------------------------ -----------------
                                                   Apr.  1970    Joined Toyota Motor Sales Co., Ltd.
                                                   Jun.  2000    TMC Director
                                                   Jun.  2003    TMC Managing Officer
                             TMC Director          Jun.  2003    Toyota Motor Sales, U.S.A., Inc. President
16      Yukitoshi Funo       (Toyota Motor         Jun.  2004    TMC Director                                            5,248
        (2/1/1947)           Sales, U.S.A., Inc.   (Non-TMC Executive Duties)
                             President)            Vice President of Calty Design Research, Inc.
                                                   President of Toyota Motor Sales, U.S.A., Inc.
                                                   President of Toyota Logistics Services, Inc.
                                                   President of TMS Mexico Investment, Inc.
------- -------------------- --------------------- ------------------------------------------------------------ -----------------
                                                   Apr.  1971    Joined TMC
                                                   Jun.  2000    TMC Director
                                                   Jun.  2003    Toyota Motor Manufacturing North
                                                                 America, Inc. President
                             TMC Director          Jun.  2003    TMC Managing Officer
17      Atsushi Niimi        (Toyota Motor         Jun.  2004    TMC Director                                            7,038
        (7/30/1947)          Manufacturing North   (Non-TMC Executive Duties)
                             America, Inc.         President of Toyota Motor Manufacturing North America,
                             President)                          Inc.
                                                   Chairman of Toyota Motor Manufacturing Canada Inc.
                                                   President of TABC Inc.
                                                   Vice President of TSSC, Inc.
------- -------------------- --------------------- ------------------------------------------------------------ -----------------
                                                   Jul.  1969    Joined TMC
18      Hajime Wakayama      TMC Managing Officer  Jun.  2001    TMC Director                                            8,635
        (1/27/1946)                                Jun.  2003    TMC Managing Officer
------- -------------------- --------------------- ------------------------------------------------------------ -----------------
                                                   Apr.  1969    Joined TMC
19      Hiroshi Takada       TMC Managing Officer  Jun.  2001    TMC Director                                            9,050
        (12/22/1946)                               Jun.  2003    TMC Managing Officer
------- -------------------- --------------------- ------------------------------------------------------------ -----------------
                                                   Apr.  1969    Joined TMC
                                                   Jun.  2001    TMC Director
20      Teiji Tachibana      TMC Managing Officer  Jun.  2003    TMC Managing Officer                                   10,200
        (1/18/1947)                                (Non-TMC Executive Duties)
                                                   President of Toyota Housing Corporation
---------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
 no.            Name            Main occupation                 Brief career summary                             No. of TMC
            (birth date)                                                                                        shares owned
------- -------------------- --------------------- ---------------------------------------------------------- -----------------
                                                   Apr.  1970    Joined TMC
                                                   Jun.  2001    TMC Director
                                                   Jun.  2003    TMC Managing Officer
                             TMC Managing Officer  Jun.  2004    Toyota Motor Engineering Manufacturing
21      Shinichi Sasaki      (Toyota Motor                       Europe S.A./N.V. President
        (12/18/1946)         Engineering           (Non-TMC Executive Duties)                                            8,010
                             Manufacturing         President of Toyota Motor Engineering Manufacturing
                             Europe S.A./N.V.)                   Europe S.A./N.V.
                                                   Chairman of Toyota Motor Industries Poland Sp.zo.o.
                                                   Chairman of Toyota Motor Manufacturing Turkey Inc.
------- -------------------- --------------------- ------------------------------------------------------------ -----------------
                                                   Apr.  1970    Joined TMC
22      Shin Kanada          TMC Managing Officer  Jun.  2001    TMC Director                                            9,578
        (1/10/1948)                                Jun.  2003    TMC Managing Officer
------- -------------------- --------------------- ------------------------------------------------------------ -----------------
                                                   Apr.  1971    Joined Toyota Motor Sales Co., Ltd.
                                                   Jun.  2001    TMC Director
                                                   Jun.  2003    TMC Managing Officer
23      Akira Okabe                                (Non-TMC Executive Duties)                                           12,000
        (9/17/1947)          TMC Managing Officer  Chairman of Toyota Kirloskar Motor Ltd.
                                                   Chairman of Toyota Techno Park India Private Limited
                                                   Chairman of Toyota Kirloskar Auto Parts Private Ltd.
                                                   Chairman of Toyota Motor Vietnam Co., Ltd.
------- -------------------- --------------------- ------------------------------------------------------------ -----------------
                                                   Apr.  1973    Joined TMC
24      Yoshio Shirai        TMC Managing Officer  Jun.  2001    TMC Director                                           11,000
        (5/1/1948)                                 Jun.  2003    TMC Managing Officer
------- -------------------- --------------------- ------------------------------------------------------------ -----------------
                                                   Apr.  1971    Joined Toyota Motor Sales Co., Ltd.
25      Yoichiro Ichimaru    TMC Managing Officer  Jun.   2001   TMC Director                                            9,568
        (10/10/1948)                               Jun.   2003   TMC Managing Officer
------- -------------------- --------------------- ------------------------------------------------------------ -----------------
26      Shoji Ikawa          TMC Managing Officer  Apr.  1975    Joined TMC                                             16,236
        (9/1/1949)                                 Jun.  2001    TMC Director
                                                   Jun.  2003    TMC Managing Officer
---------------------------------------------------------------------------------------------------------------------------------

Note: There are no special interests between each candidate and the Company.

Proposed Resolution 3: Election of 1 Corporate Auditor

The Corporate Auditor Mr. Hiromu Okabe will retire upon the expiration of their term of office at the conclusion of this shareholders' meeting. Accordingly, please elect one Corporate Auditor. The proposal of this resolution at this Ordinary General Shareholders' Meeting was consented by the Board of Corporate Auditors.

Following is the nominee

-------------------------------------------------------------------------------------------------------------------------------
 no.            Name            Main occupation                 Brief career summary                             No. of TMC
            (birth date)                                                                                        shares owned
------- -------------------- --------------------- ---------------------------------------------------------- -----------------
                                                   Apr.  1960    Joined Nippondenso Co., Ltd.
                                                   Mar.  1989    Nippondenso Co., Ltd. Director
                                                   Mar.  1995    Nippondenso Co., Ltd. Managing Director
                                                   Jun.  1996    Nippondenso Co., Ltd. President
1       Hiromu Okabe         DENSO Corporation     (Oct. 1996    The company's name was changed to DENSO                0
        (5/19/1937)          Chairman                            Corporation)
                                                   Jun.  2002    TMC Corporate Auditor
                                                   Jun.  2003    DENSO Corporation Vice Chairman
                                                   Jun.  2004    DENSO Corporation Chairman
                                                   (Non-TMC Executive Duties)
                                                   President of Auto Parts Center
                                                   Chairman of DENSO Corporation
                                                   Chairman of DENSO Taiyo Co., Ltd.

---------------------------------------------------------------------------------------------------------------------------------

Note 1: There are no special interests between the candidate and the Company.
Note 2: The candidate satisfies the qualifications of outside corporate auditors as provided in Article 18 Paragraph 1 of "Special Law of the Commercial Code Concerning the Audit, etc., of Stock Corporations (Kabushiki-kaisha)."

Proposed Resolution 4: Issue of Stock Acquisition Rights without Consideration to Directors, Managing Officers and Employees, etc., of Toyota Motor Corporation and its Affiliates

Pursuant to Article 280-20 and Article 280-21 of the Commercial Code, we ask for authorization to issue Stock Acquisition Rights (as defined below) without consideration, for the purpose of granting stock options, to directors, managing officers and employees, etc., of TMC and its affiliates in accordance with the following terms and conditions.

1.   Reason for Issue of Stock Acquisition Rights without Consideration

     TMC will issue the rights to subscribe for or purchase shares of TMC ("Stock Acquisition Rights"), to Directors, Managing Officers and employees, etc., of TMC and its affiliates in order to enhance enthusiasm and raise morale for improving business performance and thereby contribute to strengthen TMC's international competitiveness.

2.   Summary of Terms of Issue of Stock Acquisition Rights

   (1)   Grantees of the Stock Acquisition Rights

         Directors, Managing Officers and employees, etc., of TMC and its affiliates.

   (2) Type and Number of Shares to be Issued or Transferred upon Exercise of Stock Acquisition Rights

         Up to 2,300,000 shares of common stock of TMC.

         Provided, however, that if the number of shares to be issued or transferred upon exercise of each Stock Acquisition Right is adjusted in accordance with (3) below, such number of shares to be issued or transferred shall be adjusted to the number obtained by multiplying the number of shares after adjustment by the total number of Stock Acquisition Rights to be issued.

   (3)   Total Number of Stock Acquisition Rights to be Issued

         Up to 23,000

         The number of shares to be issued or transferred upon exercise of one Stock Acquisition Right shall be 100; provided, however, that if TMC splits or consolidates its shares, the number of shores to be issued or transferred upon exercise of each Stock Acquisition Right shall be adjusted according to the following formula.

         Number of shares after   =   Number of shares    x     Ratio of split
               adjustment             before adjustment       (or consolidation)

         The adjustment above shall be made only to those rights remaining unexercised at the relevant time. If any fraction less than one (1) share arises as a result of such adjustment, such fraction shall be discarded.

   (4)   Issue Price of Stock Acquisition Rights

         No consideration shall be paid at the time of issuance of the Stock Acquisition Rights.

   (5)   Amount to be Paid upon Exercise of Stock Acquisition Rights

         The amount to be paid per share issued or transferred upon exercise of each Stock Acquisition Right (the "Exercise Price") shall be as follows.

         The amount obtained by multiplying the closing price of the TMC's common stock in regular trading on the Tokyo Stock Exchange on the issue date of the Stock Acquisition

         Rights (if there is no transaction made on that day, then the closing price of the latest date prior to the issue date of the Stock Acquisition Rights on which a transaction was made) by 1.025, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen.

         In addition, the Exercise Price shall be adjusted as follows:

         (i) If TMC splits or consolidates its shares after the issue date of the Stock Acquisition Rights, the Exercise Price shall be adjusted according to the following formula, and any fraction less than one
              (1) yen arising therefrom shall be rounded up to the nearest one
              (1) yen.

             Exercise Price    =    Exercise Price     x           1
            after adjustment       before adjustment       ------------------
                                                             Ratio of split
                                                           (or consolidation)

         (ii) If new shares are issued or treasury stock is sold at a price below the market price after the issue date of the Stock Acquisition Rights, the Exercise Price shall be adjusted according to the following formula, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen. However, no adjustment shall be made in case of the exercise of Stock Acquisition Rights, transfer of treasury stock in accordance with a resolution of past Ordinary General Shareholders' Meetings pursuant to Paragraph 2, Article 210-2 of the former Commercial Code, or exercise of the outstanding rights to subscribe for new shares.

                                                                                                   Amount to be
                                                     Number of            Number of shares             paid
   Exercise Price          Exercise Price        outstanding shares   +     newly issued      X     per share
  after adjustment   =   before adjustment                              -----------------------------------------
                                              X                                         Market price
                                                -----------------------------------------------------------------
                                                     Number of
                                                 outstanding shares       +    Number of shares newly issued


              "Number of outstanding shares" provided for in the above formula does not include the number of shares held by TMC as treasury stock and in the case where the treasury stock is to be sold "Number of shares newly issued" shall be read as "Number of shares of treasury stock to be sold."

     (iii) In the case of a merger with any other company, corporate split or capital reduction of TMC, or in any other case similar thereto where an adjustment of the Exercise Price shall be required, in each case after the issue date of the Stock Acquisition Rights, the adjustment shall be made appropriately to the extent reasonable.

   (6)   Exercise Period of the Stock Acquisition Rights

         From August 1, 2007 to July 31, 2011

   (7)   Conditions of Exercise of Stock Acquisition Rights

         (i)   Each Stock Acquisition Right may not be partially exercised.

         (ii) The grantees of the Stock Acquisition Rights must, at the time of the closing of the Ordinary General Shareholders' Meeting to be held for the last fiscal year ending within two (2) years after the closing of the 101st Ordinary General Shareholders' Meeting of TMC, be a Director, Managing Officer on an employee, etc. of TMC or its affiliate, to which he/she belongs at the time such right is granted.

         (iii) Stock Acquisition Rights may not be inherited.

         (iv) Other exercise conditions shall be provided for by the resolution of this Ordinary General Shareholders' Meeting and the resolution of a meeting of the Board of Directors.

   (8)   Events and Conditions of Cancellation of Stock Acquisition Rights

         (i) Stock Acquisition Rights may be cancelled without consideration upon approval by a General Shareholders' Meeting of an agendum on a merger agreement in which TMC is a company to be dissolved, or an agendum on a share exchange agreement or a share transfer by which TMC will become a wholly-owned subsidiary of another company.

         (ii) TMC may cancel the Stock Acquisition Rights without consideration if a grantee of the Stock Acquisition Rights becomes no longer qualified to exercise such rights pursuant to the provision provided for in (7) above.

   (9)   Restriction on Transfer of Stock Acquisition Rights

         Transfer of Stock Acquisition Rights shall be subject to an approval of the Board of Directors.

Proposed Resolution 5: Repurchase of shares

In order to improve capital efficiency and to implement flexible capital policies in accordance with the business environment, we ask for authorization to repurchase shares of TMC common stock, up to 65 million shares and to a maximum value of 250 billion yen, pursuant to the provisions of Article 210 of the Commercial Code, after the conclusion of this Ordinary General Shareholders' Meeting and until the conclusion of the next Ordinary General Shareholders' Meeting.



Proposed Resolution 6:  Award of Bonus Payments to Retiring Directors

In order to compensate the dedicated efforts of the 10 Directors who will be retiring upon the expiration of their term of office at the conclusion of this Ordinary General Shareholders' Meeting, bonuses in appropriate amounts will be provided in accordance with TMC's standards. The actual amounts and the timing and method of payment, etc. will be determined by the Board of Directors.

The following is the brief career summary of the Directors.

--------------------------------------------------------------------------------
                Name                             Brief career summary
------------------------------------ -------------------------------------------
Kosuke Ikebuchi                      Sep.  1988    TMC Director
                                     Sep.  1994    TMC Managing Director
                                     Jun.  1996    TMC Senior Managing Director
                                     Jun.  1999    TMC Executive Vice President
                                     Jun.  2001    TMC Vice Chairman
------------------------------------ -------------------------------------------
Akihiko Saito                        Sep.  1991    TMC Director
                                     Jun.  1996    TMC Managing Director
                                     Jun.  1998    TMC Senior Managing Director
                                     Jun.  2001    TMC Executive Vice President
------------------------------------ -------------------------------------------
Ryuji Araki                          Sep.  1992    TMC Director
                                     Jun.  1997    TMC Managing Director
                                     Jun.  1999    TMC Senior Managing Director
                                     Jun.  2001    TMC Executive Vice President
------------------------------------ -------------------------------------------
Yoshio Ishizaka                      Sep.  1992    TMC Director
                                     Jun.  1999    TMC Senior Managing Director
                                     Jun.  2001    TMC Executive Vice President
------------------------------------ -------------------------------------------
Kosuke Shiramizu                     Sep.  1992    TMC Director
                                     Jun.  1997    TMC Managing Director
                                     Jun.  1999    TMC Senior Managing Director
                                     Jun.  2001    TMC Executive Vice President
------------------------------------ -------------------------------------------

--------------------------------------------------------------------------------
                Name                             Brief career summary
------------------------------------ -------------------------------------------
Kazushi Iwatsuki                     Jun.  1999    TMC Senior Managing Director
                                     Jun.  2001    TMC Executive Vice President
------------------------------------ -------------------------------------------
Yasuhito Yamauchi                    Jun.  1995    TMC Director
                                     Jun.  1999    TMC Managing Director
                                     Jun.  2001    TMC Senior Managing Director
------------------------------------ -------------------------------------------
Takashi Kamio                        Jun.  1996    TMC Director
                                     Jun.  1999    TMC Managing Director
                                     Jun.  2001    TMC Senior Managing Director
------------------------------------ -------------------------------------------
Hiroyuki Watanabe                    Jun.  1996    TMC Director
                                     Jun.  1999    TMC Managing Director
                                     Jun.  2001    TMC Senior Managing Director
------------------------------------ -------------------------------------------
Akio Matsubara                       Jun.  1996    TMC Director
                                     Jun.  2001    TMC Managing Director
                                     Jun.  2003    TMC Senior Managing Director
--------------------------------------------------------------------------------

[Resolutions 7 to 8 Proposed by Shareholders]
Proposed resolutions 7 through 8 are shareholder proposals. The number of votes held by the proposing shareholders (24 persons) is 840.


Proposed Resolution 7: Amendment of the Articles of Incorporation (Part 1)

(Summary of Proposal)
1.   Content of Proposal
(1) Compensation and bonuses paid to each Director and Corporate Auditor for each fiscal year shall be disclosed in the documentation included in the notice of convocation of the general shareholders' meeting for such fiscal year.

(2) When proposals for retirement bonuses to be paid to Directors and Corporate Auditors are presented at a general shareholders' meeting, the amount to be paid to each Director and Corporate Auditor shall be disclosed.

The above language shall be added to the Articles of Incorporation.

2. Reasons for the Proposal
The Commercial Code provides that as a general principle, compensation and retirement bonuses paid to executives are to be determined at a general shareholders' meeting (excluding companies with a special committee for that purpose). In the case of TMC, however, compensation and retirement bonuses paid to executives are determined by the Board of Directors, etc. and the amount paid to each individual is not disclosed to shareholders. Just as it would be improper for the compensation of members of the Diet to be determined without the knowledge of voters and/or withheld from voters, it is improper for compensation and retirement bonuses paid to executives who are entrusted with the management of the company by the shareholders to be determined without the knowledge of the shareholders.

TMC engages in global business activities and is one of the leading Japanese companies on the global scene. Disclosing compensation and retirement bonuses paid to executives ahead of other Japanese companies would enhance its international standing as a company with transparent management and a company that is serious about information disclosures. Responding to shareholder interests would also raise its corporate value.


The opinion of the Board of Directors concerning the proposed shareholder resolution

The Board of Directors is opposed to this resolution.
With respect to compensation paid to Directors and Corporate Auditors, the general framework of monthly amounts paid is proposed and approved at the general shareholders' meeting. The amount of bonuses is disclosed in the proposal concerning the appropriation of retained earnings and also approved at the general shareholders' meeting.

With respect to retirement bonuses, such bonuses are paid in accordance with the company's regulations on retirement bonuses and a proposal to give authorization to determine the specific amounts, timing of the payments, method of payment, etc., to the Board of Directors in the case of retiring Directors and to the Board of Corporate Auditors in the case of retiring Corporate Auditors, has been made and approved at the general shareholders' meeting.

In addition, each of the total amounts of compensation, bonuses, and retirement bonuses paid to Directors and Corporate Auditors are disclosed in the Business Review in accordance with the laws and regulations.

In light of applicable laws and regulations, and taking into consideration business practices in

Japan, we believe that this method of disclosure is legal and appropriate and that it is not necessary to add the language of this proposal to the Articles of Incorporation.



   Proposed Resolution 8: Amendment of the Articles of Incorporation (Part 2)
                     (Disclosure of political contributions)

(Summary of Proposal)
1. Content of Proposal
"All contributions regarded as political activities to political parties and political fund raising organizations are reported in the business report."

The above language shall be added to the Articles of Incorporation.

2. Reasons for the Proposal
TMC and its group companies make political contributions of at least 100 million yen annually. Although certain sphere of contributions regarded as political activities are permitted by law, these types of political contributions may arouse suspicion about collusion between corporations and politicians. Accordingly, in order to enhance transparency of political contributions, all contributions regarded as political activities.

Acting as a leader in Japan in disclosing to shareholders its contributions to political parties will increase TMC's transparency, enhance its international credibility as a company with a high transparency that is committed to disclosing information, respond to calls from shareholders, and increase corporate value.

The opinion of the Board of Directors concerning the proposed shareholder resolution

The Board of Directors is opposed to this resolution.
The Political Funds Control Law limits the amount of political contributions and the recipients and obliges political organizations to disclose political contributions in order to ensure fair and open political activities.

In order to promote policy-oriented party politics, ensure the sound development of parliamentary democracy, and fulfill corporate social responsibilities, TMC makes political contributions, in strict compliance with the Political Funds Control Law and other applicable laws.

Therefore we believe that it is not necessary to add the language of this proposal to the Articles of Incorporation.